Exhibit 99.1

TABLE OF CONTENTS

I.	Management’s Discussion and Analysis	1
II.	Consolidated Financial Statements	39

Disclosure Regarding Forward-Looking Statements

Statements contained or incorporated by reference in this Annual Report that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this Annual Report that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, completion of the San Rafael Project, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations are or involve forward- looking statements. Although forward-looking statements contained in this Annual Report are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward- looking statements, and management’s assumptions may prove to be incorrect. Generally, forward- looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This Annual Report, including those set out under “Risk Factors” in the Management Discussion & Analysis and any documents incorporated herein and therein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in  this Annual Report including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in  the forward-looking statements in this Annual Report, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this Annual Report including any documents incorporated herein by reference.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the Annual Report. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward- looking statements.

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2017
DATED MARCH 5, 2018

Americas Silver Corporation
Management’s Discussion and Analysis

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Forward-Looking Statements

Statements contained in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the ramp up of San Rafael mining operations, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward- looking statements in this MD&A and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward- looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices.

The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

Cautionary Note to Investors in the United States Regarding Resources and Reserves

Information concerning the mineral properties of the Company has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of U.S. securities laws applicable to U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities Exchange Commission (the “SEC”). Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of “Reserve”. In accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this MD&A are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. Shareholders who are U.S. persons are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under applicable Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, shareholders who are U.S. persons are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, shareholders who are U.S. persons are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the year ended December 31, 2017, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated March 5, 2018 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2017 and 2016. The audited consolidated financial statements for the years ended December 31, 2017 and 2016 are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company including the Company’s most recent Annual Information Form are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the year ended December 31, 2017 compared to the year ended December 31, 2016 as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc, lead and copper realized metal prices during each respective period, except as otherwise noted.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre- consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.
The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver areas: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned, producing, San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December, 2017. Prior to this time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after declaring commercial production in January 2009 and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including the Zone 120 silver- copper-gold deposit, the La Verde copper-silver mine, and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver & Gold Inc. The Galena Complex’s primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine has been put on care and maintenance pending an improvement in the silver price.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets through exploration, bringing the newly developed San Rafael mine to full production, and advancing technical and economic studies on Zone 120 to consider development options in 2019. Exploration will continue evaluating early stage targets with an emphasis on the Cosalá District, and prospective areas at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Fiscal 2017 Highlights

•
Production of 4.7 million consolidated silver equivalent ounces and 2.1 million silver ounces at cost of sales of $10.13/oz. equivalent silver, by-product cash cost of $9.45/oz. silver, and all-in sustaining cost of $13.29/oz. silver for the year.

•	Revenue of $54.3 million and net loss of $3.5 million for the year or ($0.09) per share (excluding $4.9 million El Cajón and $4.0 million San Rafael pre-production revenues).
•	Cash flow generated from operating activities before non-cash working capital items of $5.5 million during the year.
•	The San Rafael mine declared commercial production effective December 19, 2017 and was constructed for approximately $16 million, 32% below the initial pre-feasibility estimate.
•
Released significant results from an initial drill program in August, 2017 around Zone 120 and expanded the program by seven additional holes completed in Q4-2017, resulting in a Board approved $4 million exploration program for fiscal 2018.

•	Closed a $15 million concentrate pre-payment facility with a subsidiary of Glencore PLC at U.S. LIBOR rate plus 5% per annum to fund a portion of the San Rafael mine development costs.
•	Repaid outstanding debt of $8 million to the Company’s previous lenders.
•	Purchased an option on the San Felipe property (Ag, Zn, Pb) in Sonora, Mexico for payments totalling $7 million (plus VAT).
•	Completed the Company’s listing of its common shares on the NYSE American to increase the Company’s share liquidity and access to capital.

Consolidated Operations

Fiscal 2017 was a successful year for Americas Silver. The Company transitioned from its Nuestra Señora mining operations in Cosalá and built the San Rafael mine, the Company’s next-generation mine, declaring commercial production on December 19, 2017. San Rafael is expected to generate significant cash flow from its precious and base metal production and to provide a step change in the Company’s cash cost and all-in sustaining cost profile in 2018 and subsequent years. The generated cash flow is expected to be used to further explore the Company’s significant land position in the Cosalá area and develop future mines. The Company also executed a $2 million exploration program targeting the Zone 120 deposit at its Cosalá Operations; this deposit is contiguous to the San Rafael mine. The drill program yielded meaningful results that are being followed up with further drill programs in 2018 to better delineate the Zone 120 deposit.
Metal prices in fiscal 2017 continued a sustained recovery from multi-year lows in precious and base metals. Year-over-year, the spot silver price recovered from a low of $13.58 per ounce in January 2016 increasing to $16.87 per ounce by the end of 2017. Additionally, the market prices for the Company’s lead, zinc and copper by-product metals significantly increased from lows during 2016. The zinc price increased to $1.50 per pound by the end of 2017 after starting fiscal 2016 at approximately $0.70 per pound while the lead price increased to $1.13 per pound by the end of 2017 after starting fiscal 2016 at approximately $0.80 per pound. As a result, the Company’s liquidity position has improved through increased cash generated from operations. This improvement is expected to continue into 2018 and beyond should precious and base metal prices continue at spot rates or better.

During 2017, the Company produced 4.7 million consolidated silver equivalent ounces and 2.1 million silver ounces, comparable to production of 4.6 million consolidated silver equivalent ounces and 2.4 million silver ounces during 2016. Costs of sales were $10.13/oz. equivalent silver, by-product cash costs were $9.45/oz. silver, and all-in sustaining costs were $13.29/oz. silver, representing year-over-year increases of 1%, and 5% in cost of sales per equivalent silver ounce and all-in sustaining cost per ounce, respectively, and a decrease of 5% in by-product cash cost per ounce. Consolidated silver equivalent production from the Cosalá Operations increased due to the greater than estimated output from Nuestra Señora and El Cajón as those mines continued to outperform expectations, partially offset by a decrease in production at the

Galena Complex due to a lower tonnage and grade during the year as the mine progressed through lower grade areas while development progressed towards higher grade areas for 2018 and beyond. Direct operating costs at the Galena Complex were in line with expectations excluding increased employee-related medical premiums during the year; however, the decrease in lead production from budget and year-over- year resulted in lower by-product credits, negatively impacting cash costs. With the San Rafael transition completed, management will be focused on returning Galena to an acceptable level of profitable operating performance in 2018 by advancing several planning-related initiatives, including grade optimization, in order to recapture and build on the gains which were made in 2015 and 2016. Improvements will be realized as grades return to historic norms and new production areas begin to contribute consistently.

During the transition at Cosalá, the Company managed ore feeds from the Nuestra Señora and El Cajón mines during San Rafael’s development period. The Company originally planned to operate its Nuestra Señora mine through the end of Q1-2017 then change over to the El Cajón mine through to the commencement of production from San Rafael. As a result, the El Cajón development was completed at the end of the first quarter and pre-production ore of approximately 40,000 tonnes was intermittently processed during Q2-2017 while stockpiling approximately 70,000 tonnes of El Cajón ore.
Production for the Cosalá Operations continued to be primarily sourced from the Nuestra Señora mine during Q2 and Q3-2017 as it became clear that further economic ore was available though at lower grades than in the past. Higher zinc and lead prices prioritized this ore before the stockpiled silver-copper El Cajón ore as the Nuestra Señora ore was mined with lower operating costs and minimal development costs. The remaining El Cajón stockpile was milled in September, 2017 in order to generate cash flow that would otherwise be inaccessible for years due to its lower value relative to San Rafael ore. Nuestra Señora ore was processed during Q4-2017 up to the commencement of San Rafael ore processing in mid-November. A stockpile of approximately 57,000 tonnes remains to enhance production if required.

The San Rafael development was constructed on budget with commercial production declared on December 19, 2017. As at that date, the Company spent approximately $16 million on San Rafael (net of

$4.0 million pre-production revenue) compared to the revised $18 million budget, approximately 32% lower than the original pre-feasibility capital estimate. The Company was able to fund the mine development from cash on-hand and cash flow generated from continued operations without further dilution to shareholders.

Under IFRS, pre-production revenues (net of related costs) are capitalized as an offset to development costs and do not impact the income statement directly. This treatment resulted in lower annual revenue, and higher reported cash costs and all-in sustaining costs. During the year, approximately $4.9 million of pre-production revenue was capitalized by processing the El Cajón ore and approximately $4.0 million of pre-production revenue was capitalized by processing the San Rafael ore prior to its declaration of commercial production.

In August 2017, the Company announced results from 2017 exploration drilling on its 100%-owned, Zone 120 deposit, adjacent to the San Rafael development project. Exploration drilling resumed at the Cosalá Operations property in 2017 after being significantly reduced in 2014 due to low metal prices. An initial eight-hole, 4,000-meter diamond drill program at Zone 120 focused on upgrading the existing resource as well as expanding the footprint of mineralization to the southeast. Highlights of the program included:

•
Step-out hole SR-396 with 61.41 meters grading 306g/t Ag, 0.23g/t Au and 0.79% Cu (412g/t AgEq2) including 5.9 meters of 932g/t Ag, 0.82g/t Au and 1.94% Cu (1,213g/t AgEq), plus another interval of 9.4 meters grading 479g/t Ag, 0.29g/t Au and 1.07% Cu (622g/t AgEq)

•	Step-out hole SR-401 with 39.6 meters grading 205g/t Ag, 0.28g/t Au and 0.53% Cu (289g/t AgEq) including 11.4 meters of 473g/t Ag, 0.68g/t Au and 1.20% Cu (659g/t AgEq)
•	Infill hole SR-391 with 22.8 meters grading 138g/t Ag, 0.22g/t Au and 0.37% Cu (196g/t AgEq) including 4.0 meters of 460g/t Ag, 0.20g/t Au and 0.88% Cu (575g/t AgEq)

¹ True width
² Silver equivalent (AgEq) grade is calculated using prices of $16.00/oz Ag, $1,200/oz Au and $2.50/lb Cu

•	Infill hole SR-392 with 18.1 meters grading 113g/t Ag, 0.08g/t Au and 0.17% Cu (138g/t AgEq)

The holes increased both the indicated and inferred resource substantially as noted in the updated Mineral Reserve and Resource estimate released on September 18, 2017. Following up on the success of the announced results, the Company completed an additional program of seven holes in the fourth quarter of 2017 to further test the extent and continuity of the mineralization. Highlights of the program included:

•	Hole SR-402, containing 16.9 meters grading 138g/t Ag, 0.23g/t Au and 0.43% Cu (204g/t AgEq3)
•	Hole SR-409, containing 2.0 meters grading 920g/t Ag, 0.40g/t Au and 2.36% Cu (1,218g/t AgEq)
•	Hole SR-415, containing 23.4 meters grading 259g/t Ag, 0.40g/t Au and 0.5% Cu (345g/t AgEq) and 7.2 meters grading 335 g/t Ag, 0.23 g/t Au and 0.55% Cu (413g/t AgEq)

The Company has budgeted an initial $4 million, 20,000-meter exploration program in 2018 focused on the Zone 120 deposit and its regional land position with the initial focus on Zone 120 and the corridor between Zone 120 and El Cajón. The drilling is expected to be completed by mid-second quarter 2018 with results to be released as they become available for inclusion in the Company’s mid-year resource estimate update. Funding for the program is expected to be provided from internally-generated, operating cash flow from the Company’s San Rafael mine. On February 26, 2018, the Company released the following highlights from this program:

•	Hole SR 416 with 12.6 meters grading 119g/t Ag, 0.17g/t Au and 0.29% Cu (165g/t AgEq3)
•	Hole SR 417 with 21.7 meters grading 124g/t Ag, 0.21g/t Au and 0.34% Cu (178g/t AgEq)
•	Hole SR 420 with 29.2 meters grading 115g/t Ag, 0.12g/t Au and 0.42% Cu (173g/t AgEq

In September 2017, the Company updated its estimate of its silver inventory which was estimated to contain 28 million ounces of proven and probable reserves, 58 million ounces of measured and indicated resources and 37 million ounces of inferred resources, a decrease of 9%, and increases of 16% and 37%, respectively. San Rafael estimated proven and probable reserves increased by 512,000 tonnes (16%), 650,000 ounces of silver (6%), 12 million pounds of lead (10%), and 34 million pounds of zinc (11%). Zone 120 measured and indicated resource increased by 70% to 12.6 million ounces of contained silver while the inferred resource increased to 9.6 million silver ounces with silver grades increasing by approximately 46% and 98%, respectively.

Detailed exploration results from the 2017 and 2018 drill programs can be found on the Company’s website at www.americassilvercorp.com

A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017. The parties have been in negotiations since June 2017 and in December, the Company issued its “last, best and final offer”.

³ Silver equivalent (AgEq) grade is calculated using prices of $18.00/oz Ag, $1,300/oz Au and $3.00/lb Cu

Consolidated Results and Developments

	Fiscal Year Ended December 31,
	2017	2016
Revenues ($ M)	$54.3	$58.9
Silver Produced (oz)	2,056,017	2,389,808
Zinc Produced (lbs)	11,623,138	10,488,773
Lead Produced (lbs)	25,392,619	29,067,673
Copper Produced (lbs)	1,167,401	1,058,250
Total Silver Equivalent Produced (oz)[1]	4,746,387	4,579,373
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$10.13	$10.08
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$9.45	$10.00
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$13.29	$12.71
Net Income (Loss) ($ M)	$(3.5)	$(5.2)
Comprehensive Income (Loss) ($ M)	$(4.3)	$(4.7)

¹ Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, lead and copper realized prices during each respective period.
² Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
³ Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period, and excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

During 2017, the Company produced 4,746,387 silver equivalent ounces, including 2,056,017 ounces of silver, at cost of sales of $10.13/oz. equivalent silver, by-product cash cost of $9.45/oz. silver, and all-in sustaining cost of $13.29/oz. silver. These results compare to 4,579,373 silver equivalent ounces, including 2,389,808 ounces of silver, at cost of sales of $10.08/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.71/oz. silver during 2016, a 4%, 1% and 5% increase in production of silver equivalent ounces, cost of sales per equivalent silver ounce, and all-in sustaining cost per ounce, respectively, and a 14% and 5% decrease in production of silver ounces and by-product cash cost per ounce, respectively. The decrease in cash costs was due to lower operating costs and lack of capitalized development at Nuestra Señora, improved concentrate off-take terms, and the increase in the realized prices from these by-product metals.

Despite lower year-to-date silver production, production revenues decreased only slightly by $4.6 million or 8% from $58.9 million for the year ended December 31, 2016 to $54.3 million for the year ended December 31, 2017, while net loss improved to $3.5 million compared to net loss $5.2 million loss during the same year, a $1.7 million improvement. Year-to-date pre-production revenues of approximately $4.9 million from El Cajón and $4.0 million from San Rafael were capitalized as an offset to development costs during their commissioning periods which were excluded from production revenues. Improvement in net loss was mainly attributable to lower cost of sales and lower interest and financing expense, partially offset by lower net revenue on concentrate sales and higher corporate general and administrative expenses related to share-based compensation and the NYSE American listing. The Company also generated cash from operating activities before non-cash working capital items of $5.5 million during the year ended December 31, 2017. These variances are further discussed in the following sections.

In January, 2017, the Company entered into a $15 million concentrate pre-payment facility with Glencore at U.S. LIBOR rate plus 5% per annum to fund a portion of the development costs for San Rafael. Under the terms of the pre-payment facility, Glencore will provide the Company with a four-year facility of up to $15 million to be used for the development of San Rafael and commercial production of its concentrates. The facility is secured by a promissory note in the amount of up to $15 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on San Rafael. The pre-payment facility was drawn in full in late March, 2017. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at the prevailing market prices for silver, lead and zinc, less customary treatment, refining and penalty charges.

On February 10, 2017, the Company made a principal repayment in full of $1.6 million towards its outstanding debt facility from February, 2016 at maturity. On March 30, 2017, the Company made an early principal repayment in full of $5.6 million towards its outstanding debt facility from August, 2013 due December, 2017. Total repayments during the first quarter were approximately $8.0 million.

In March, 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option for $5 million plus an initial option payment for $2 million was paid to Santacruz and Hochschild, respectively, with cash on hand by the Company in March while the final option payment of $8 million was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million plus applicable VAT was amended to become option payments of $0.5 million payable on January 1, 2018, $0.5 million payable on April 1, 2018, $1.0 million payable on July 1, 2018, with the remaining balance of $6.0 million payable on or before December 31, 2018. Upon completion of the final option payment, the Company will have the right to acquire 100% of the San Felipe property, a silver-zinc-lead development project free of any underlying third party royalties.

On September 18, 2017, the Company updated its mineral reserve and resource estimates for the Galena Complex and the Cosalá Operations, including the San Rafael, El Cajón, Nuestra Señora mines, and the Zone 120 deposit. The reserves and resources are estimated to contain 28 million ounces of proven and probable reserves, 58 million ounces of measured and indicated resources and 37 million ounces of inferred resources, a decrease of 9%, and increases of 16% and 37%, respectively. The updated estimates reflect the drilling programs completed between January 1, 2016 and June 30, 2017 as well as production depletion during the period with an effective date of June 30, 2017.

Effective December 19, 2017, the San Rafael mine declared commercial production which the Company defined as operating at an average 80% designed production capacity with saleable concentrate recoveries within 5% of its mining feasibility study over a two week period.

Cosalá Operations

	Fiscal Year Ended December 31,
	2017	2016
Tonnes Milled	526,726	500,509
Silver Grade (g/t)	66	78
Zinc Grade (%)[1]	1.66	1.35
Lead Grade (%)[1]	0.82	0.57
Copper Grade (%)[1]	0.17	0.20
Silver Recovery (%)	82.5	79.9
Zinc Recovery (%)	76.6	70.9
Lead Recovery (%)	75.1	66.4
Copper Recovery (%)	68.6	47.2
Silver Produced (oz)	920,806	1,006,119
Zinc Produced (lbs)	11,623,138	10,488,773
Lead Produced (lbs)	5,616,905	4,188,539
Copper Produced (lbs)	1,167,401	1,058,250
Total Silver Equivalent Produced (oz)	2,386,135	1,960,694
Silver Sold (oz)	912,983	956,939
Zinc Sold (lbs)	10,919,556	10,258,081
Lead Sold (lbs)	5,351,596	4,251,898
Copper Sold (lbs)	1,144,385	1,017,940
Realized Silver Price ($/oz)	$17.11	$17.07
Realized Zinc Price ($/lb)	$1.33	$0.96
Realized Lead Price ($/lb)	$1.07	$0.86
Realized Copper Price ($/lb)	$2.79	$2.22
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$6.41	$9.02
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$(0.13)	$7.79
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$0.57	$9.31

¹ Zinc and lead grades only refer to grades from silver-zinc-lead-copper and silver-zinc-lead ores, and copper grades only refer to grades from silver-zinc-lead-copper and silver-copper ores.
² Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
³ Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period, and excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

The Cosalá Operations processed 526,726 tonnes of ore at an average grade of 66 g/t of silver to produce 920,806 ounces of silver at cost of sales of $6.41/oz. equivalent silver, by-product cash cost of negative ($0.13/oz.) silver, and all-in sustaining cost of $0.57/oz. silver during 2017. These results compare to 500,509 tonnes of ore at an average grade of 78 g/t of silver to produce 1,006,119 ounces of silver at cost of sales of $9.02/oz. equivalent silver, by-product cash cost of $7.79/oz. silver, and all-in sustaining cost of $9.31/oz. silver during 2016, a 5% increase in tonnes of ore milled, and a 8%, 29%, 102% and 94% decrease in ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 82.5% in 2017 (2016 – 79.9%).

During 2017, the Cosalá Operations completed its transition from the Nuestra Señora and El Cajón mines to the newly constructed San Rafael mine. Production was primarily sourced from Nuestra Señora and El Cajón during the first three quarters of 2017. Nuestra Señora was originally planned to cease production in early Q2-2017, but was continued to take advantage of additional material sourced from various areas near existing workings. Nuestra Señora ore was processed during Q4-2017 up to the commencement of San Rafael ore processing in mid-November with declaration of commercial production in mid-December.

The significant decrease in cash costs and all-in sustaining costs was due to lower operating costs and lack of development into new working areas at Nuestra Señora, decreased smelter charges, and the increase in the realized prices from by-product metals. As previously stated, production from San Rafael, prior to its declaration of commercial production, and from El Cajón are considered pre-production and is omitted from revenue and cash cost calculations as a result.

Realized silver price of $17.11/oz. for 2017 (2016 – $17.07/oz.) is comparable to the average London silver spot price of $17.04/oz. for 2017 (2016 – $17.14/oz.). The realized silver price is comparable from 2016 to 2017 as silver prices began to improve and stabilize late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark- to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex

	Fiscal Year Ended December 31,
	2017	2016
Tonnes Milled	163,772	171,107
Silver Grade (g/t)	227	266
Lead Grade (%)	6.02	7.29
Silver Recovery (%)	95.0	94.4
Lead Recovery (%)	90.9	90.5
Silver Produced (oz)	1,135,211	1,383,689
Lead Produced (lbs)	19,775,714	24,879,134
Total Silver Equivalent Produced (oz)	2,360,252	2,618,679
Silver Sold (oz)	1,143,139	1,384,380
Lead Sold (lbs)	19,792,596	24,976,822
Realized Silver Price ($/oz)	$17.11	$17.21
Realized Lead Price ($/lb)	$1.06	$0.86
Cost of Sales/Ag Eq Oz Produced ($/oz)	$12.64	$10.87
Cash Cost/Ag Oz Produced ($/oz)[1]	$14.73	$11.60
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$20.30	$15.18

¹  Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex processed 163,772 tonnes of ore at an average grade of 227 g/t of silver to produce 1,135,211 ounces of silver at cost of sales of $12.64/oz. equivalent silver, by-product cash cost of $14.73/oz. silver, and all-in sustaining cost of $20.30/oz. silver during 2017, compared to 171,107 tonnes of ore at an average grade of  266 g/t of silver to produce  1,383,689 ounces of silver  at cost  of  sales  of $10.87/oz.  equivalent  silver,  by-product  cash  cost  of  $11.60/oz.  silver,  and  all-in  sustaining  cost of $15.18/oz. silver during 2016, a 4% and 18% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 16%, 27% and 34% increase in cost of sales per equivalent silver ounce, by- product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Both silver and lead production at the Company’s Galena Complex were below expectations in 2017 due to lower tonnage and grade. With the San Rafael transition progressing well, management is focused on returning Galena to an acceptable level of operating performance in 2018 by advancing several planning- related initiatives, including grade optimization, in order to recapture and build on the gains which were made in 2015 and 2016.

Realized silver price of $17.11/oz. for 2017 (2016 – $17.21/oz.) is comparable to the average London silver spot price of $17.04/oz. for 2017 (2016 – $17.14/oz.). The realized silver price is comparable from 2016 to 2017 as silver prices began to improve and stabilize late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark- to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company’s guidance for 2018 is production of 1.6 - 2.0 million silver ounces and 7.2 - 8.0 million silver equivalent ounces at cost of sales of $7.00 to $8.00 per ounce equivalent silver, cash costs of negative ($10.00) to negative ($5.00) per ounce silver and all-in sustaining costs of negative ($1.00) to $4.00 per ounce silver. The Company assumed $17.00 per ounce silver, $1.35 per pound zinc, $1.05 per pound lead, and an exchange rate of 18.5 Mexican pesos to U.S. dollar for these guidance estimates.

Mine production, mill throughput and metal recoveries at the Cosalá Operations are expected to ramp-up to internal targets through the first half of 2018. Capital development is expected to be highest in the first quarter of 2018 as development into the deepest levels of the Main Zone progress and the remainder of the mine’s capital development and equipment purchases are finalized. The Company is expected to invest a consolidated $18-19 million in its operating mines in 2018. The reduction in cash cost and all-in sustaining cost per ounce is primarily due to the estimated consolidated by-product metal production including zinc of approximately 40-45 million lbs. and lead of 30-35 million lbs. in 2018.

Silver production is expected to be lower in the first 18 months of the mine’s production due to mine sequencing within San Rafael. The initial development in the San Rafael ore body was into the area closest to the portal where the silver grade is approximately half of the reserve silver grade. The Upper Zones of the ore body are estimated to have higher silver grades. Silver equivalent production is expected to increase significantly, and cash costs and all-in sustaining costs are expected to decrease due to the significant increase in lead and zinc projected to be produced from the San Rafael mine. At current spot prices, the mine is expected to generate significant free cash flow in 2018 with further growth in 2019 and beyond as capital requirements decrease and the silver grade improves.

Results of Operations

Analysis of the year ended December 31, 2017 vs. the year ended December 31, 2016

The Company recorded a net loss of $3.5 million for the year ended December 31, 2017 compared to net loss of $5.2 million for the year ended December 31, 2016. The improvement in net loss was primarily attributable to lower cost of sales ($6.1 million), lower depletion and amortization ($0.7 million), lower care, maintenance and restructuring costs ($0.3 million), lower interest and financing expense ($1.6 million), and higher income tax recovery ($0.6 million), partially offset by lower net revenue on concentrate sales ($4.6 million), higher corporate general and administrative expenses ($1.3 million), higher exploration costs ($1.0 million), and higher foreign exchange loss (0.5 million), each of which are described in more detail below.

Revenues decreased by $4.6 million from $58.9 million for the year ended December 31, 2016 to $54.3 million for the year ended December 31, 2017. The decrease during the year is primarily due to $1.8 million in decreased revenues generated at the Cosalá Operations related to the omission of $4.0 million in San Rafael pre-production revenues and omission of $4.9 million in El Cajón pre-production revenues, and $2.8 million in decreased revenues due to a decrease in silver and lead production and sales at the Galena Complex during the year.

Cost of Sales decreased by $6.1 million from $46.1 million for the year ended December 31, 2016 to $40.0 million for the year ended December 31, 2017. The decrease is primarily due to a $7.5 million decrease in direct mining costs from the Cosalá Operations as a result of reduced commercial production costs of the Nuestra Señora mine as it moves toward scheduled mine closure this year along with the San Rafael and El Cajón pre-production accounting treatment during the year, offset by a $1.4 million increase in cost of sales from the Galena Complex mainly from higher labour costs incurred due to increases in employee- related medical costs.

Depletion and amortization decreased by $0.7 million from $7.4 million for the year ended December 31, 2016 to $6.7 million for the year ended December 31, 2017. The decrease is primarily due to lower operating production from the Nuestra Señora mine at the Cosalá Operations as it moves toward its scheduled mine closure this year, as well as from the Galena Complex during the year.

Care, maintenance and restructuring costs decreased by $0.3 million from $1.0 million for the year ended December 31, 2016 to $0.7 million for the year ended December 31, 2017. The decrease is primarily due to $0.3 million higher mine restructuring costs incurred at the Galena Complex during fiscal 2016.

Corporate general and administrative expenses increased by $1.3 million from $5.4 million for the year ended December 31, 2016 to $6.7 million for the year ended December 31, 2017. The increase is primarily due to increases in share-based payments, and marketing, insurance, professional fees and listing costs related to trading on the NYSE American during the year.

Exploration costs increased by $1.0 million from $1.7 million for the year ended December 31, 2016 to $2.7 million for the year ended December 31, 2017. The change is primarily due to increased exploration activities and follow-up drilling at Zone 120 at the Cosalá Operations during the year.

Interest and financing expense decreased by $1.6 million from $2.3 million for the year ended December 31, 2016 to $0.7 million for the year ended December 31, 2017. The decrease is primarily due to reduced interest charges from the repayment of all outstanding credit facilities during 2017 and capitalization of the interest from the new Glencore debt as capital under IFRS.

Foreign exchange loss increased by $0.5 million from a $0.3 million gain for the year ended December 31, 2016 to a $0.2 million loss for the year ended December 31, 2017. The increase in loss is primarily due to foreign exchange losses incurred from the Cosalá Operations as the average value of the Mexican peso has decreased in fiscal 2017.

Income tax recovery increased by $0.6 million from a $0.2 million expense for the year ended December 31, 2016 to a $0.4 million recovery for the year ended December 31, 2017. The increase in income tax recovery is primarily due to recognizing recoverable AMT credits as a result of changes in the U.S. tax reform during fiscal 2017.

Analysis of the three months ended December 31, 2017 vs. the three months ended December 31, 2016

The Company recorded a net loss of $1.4 million for the three months ended December 31, 2017 compared to net loss of $2.4 million for the three months ended December 31, 2016. The improvement in net loss was primarily attributable to lower cost of sales ($2.2 million), lower depletion and amortization ($1.1 million), lower interest and financing expense ($0.6 million), and higher income tax recovery ($0.8 million), partially offset by lower net revenue on concentrate sales ($2.4 million), higher corporate general and administrative expenses ($0.3 million), higher exploration costs ($0.7 million), and higher foreign exchange loss (0.2 million), each of which are described in more detail below.

Revenues decreased by $2.4 million from $14.4 million for the three months ended December 31, 2016 to $12.0 million for the three months ended December 31, 2017. The decrease during the period is primarily due to $1.2 million in decreased revenues generated at the Cosalá Operations related to the omission of $4.0 million in San Rafael pre-production revenues, and $1.2 million in decreased revenues due to a decrease in silver and lead production and sales at the Galena Complex during the period.

Cost of Sales decreased by $2.2 million from $11.9 million for the three months ended December 31, 2016 to $9.7 million for the three months ended December 31, 2017. The decrease is primarily due to a $1.9 million decrease in direct mining costs from the Cosalá Operations as a result of reduced commercial production costs of the Nuestra Señora mine as it moves toward scheduled mine closure this year along with the San Rafael pre-production accounting treatment during the period, plus a $0.3 million decrease in cost of sales from the Galena Complex mainly due to the decrease in silver and lead production and quantities sold during the year.

Depletion and amortization decreased by $1.1 million from $2.0 million for the three months ended December 31, 2016 to $0.9 million for the three months ended December 31, 2017. The decrease is primarily due to lower operating production from both the Nuestra Señora mine at the Cosalá Operations as it moves toward its scheduled mine closure this year, as well as from the Galena Complex during the period.

Corporate general and administrative expenses increased by $0.3 million from $1.6 million for the three months ended December 31, 2016 to $1.9 million for the three months ended December 31, 2017. The increase is primarily due to increases in share-based payments, and marketing, insurance, professional fees and listing costs related to trading on the NYSE American during the period.

Exploration costs increased by $0.7 million from $0.1 million for the three months ended December 31, 2016 to $0.8 million for the three months ended December 31, 2017. The change is primarily due to increased exploration activities and follow-up drilling at Zone 120 at the Cosalá Operations during the period.

Interest and financing expense decreased by $0.6 million from $0.7 million for the three months ended December 31, 2016 to $0.1 million for the three months ended December 31, 2017. The decrease is primarily due to reduced interest charges from the repayment of all outstanding credit facilities during 2017 and capitalization of the interest from the new Glencore debt as capital under IFRS.

Foreign exchange loss increased by $0.2 million for the three months ended December 31, 2017 primarily due to foreign exchange losses incurred from the Cosalá Operations as value of the Mexican peso has gone down during period.

Income tax recovery increased by $0.8 million from a $0.3 million expense for the three months ended December 31, 2016 to a $0.5 million recovery for the three months ended December 31, 2017. The increase in income tax recovery is primarily due to recognizing recoverable AMT credits as a result of changes in the U.S. tax reform during the period.

Selected Annual Financial Information

Fiscal Year Ended December 31	2017	2016	2015
Revenues ($ M)	$54.3	$58.9	$53.5
Net Loss ($ M)	(3.5)	(5.2)	(19.4)
Comprehensive Loss ($ M)	(4.3)	(4.7)	(23.7)

Net Loss per Common Share - Basic and Diluted	$(0.09)	$(0.15)	$(0.68)

Silver Produced (oz)	2,056,017	2,389,808	2,652,026
Zinc Produced (lbs)	11,623,138	10,488,773	11,647,962
Lead Produced (lbs)	25,392,619	29,067,673	22,905,826
Copper Produced (lbs)	1,167,401	1,058,250	2,054,896
Cost of Sales/Ag Eq Oz Produced ($/oz)	$10.13	$9.86	$10.80
Cash Cost/Ag Oz Produced ($/oz)[1]	$9.45	$10.00	$12.75
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$13.29	$12.71	$17.16

Cash ($ M)	$9.3	$24.1	$1.3
Receivables ($ M)	6.6	4.0	4.5
Inventories ($ M)	9.4	6.6	8.8

Property, Plant and Equipment ($ M)	$100.3	$80.5	$80.9

Current Assets ($ M)	$26.2	$36.6	$15.8
Current Liabilities ($ M)	14.4	16.5	10.3
Working Capital ($ M)	11.8	20.1	5.5

Total Assets ($ M)	$126.8	$117.3	$96.9
Total Liabilities ($ M)	38.8	30.1	32.0
Total Equity ($ M)	88.0	87.2	64.9

¹  Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with December 31, 2017.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2017	2016	2016	2016	2016
Revenues ($ M)	$12.1	$9.8	$17.2	$15.2	$14.4	$16.8	$12.8	$14.9
Net Income (Loss) ($ M)	(1.4)	(2.8)	0.9	(0.2)	(2.4)	1.0	(2.1)	(1.7)
Comprehensive Income (Loss) ($ M)	(1.8)	(2.9)	0.8	(0.5)	(1.0)	0.8	(2.5)	(2.0)

Silver Produced (oz)	409,545	564,833	557,892	523,747	564,475	596,855	556,404	672,074
Zinc Produced (lbs)	4,895,670	1,433,961	2,904,374	2,389,133	2,671,391	2,183,814	2,081,046	3,552,522
Lead Produced (lbs)	7,427,357	5,369,482	6,435,048	6,160,732	7,277,346	7,991,507	6,677,247	7,121,573
Copper Produced (lbs)	78,541	507,285	273,475	308,100	260,018	326,639	225,785	245,808
Cost of Sales/Ag Eq Oz Produced ($/oz)	$10.16	$9.17	$11.00	$9.93	$9.91	$10.25	$10.80	$9.52
Cash Cost/Ag Oz Produced ($/oz)[1]	$8.75	$12.61	$7.21	$9.89	$8.91	$10.00	$11.33	$9.80
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$14.20	$15.92	$10.65	$13.37	$11.57	$12.86	$14.57	$12.00

Current Assets (qtr. end) ($ M)	$26.2	$27.0	$29.9	$36.0	$36.6	$41.1	$38.9	$17.9
Current Liabilities (qtr. end) ($ M)	14.4	12.1	11.6	11.1	16.5	13.1	20.8	12.5
Working Capital (qtr. end) ($ M)	11.8	14.9	18.3	24.9	20.1	28.0	18.1	5.4

Total Assets (qtr. end) ($ M)	$126.8	$126.1	$127.7	$127.1	$117.3	$120.4	$119.3	$98.3
Total Liabilities (qtr. end) ($ M)	38.8	38.6	38.6	39.1	30.1	32.4	41.4	33.6
Total Equity (qtr. end) ($ M)	88.0	87.5	89.1	88.0	87.2	88.0	77.9	64.7

¹  Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

The change in cash since December 31, 2016 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2016	$24.1
Cash generated from operations	5.5
Purchase of San Felipe property option	(7.1)
Net development costs on San Rafael	(13.4)
Net development costs on El Cajón	1.0
Other property, plant and equipment spending	(7.2)
Financing from pre-payment facility	15.0
Repayments to credit facilities	(8.0)
Proceeds from exercise of options and warrants	3.2
Proceeds from sale of investments	0.2
Increase in trade and other receivables	(2.6)
Change in inventories during the year	(2.8)
Increase in prepaid expenses during the year	0.3
Decrease in payables during the year	1.1
Closing cash balance as at December 31, 2017	$9.3

As previously discussed, the Company’s cash balance decreased from $24.1 million to $9.3 million due to several factors which have been previously highlighted in this MD&A, as follows: the repayment of the previous credit facilities existing at December 31, 2016, the closing the $15 million pre-payment facility with Glencore, the acquisition of the San Felipe option from Santacruz, and the development costs of the El Cajón and San Rafael projects at the Cosalá Operations. In addition, the Company’s accounts receivable balance increased by approximately $2.6 million from year-end 2016 due to higher recognition of revenues from production due to increased zinc and lead prices, increased VAT receivables in Mexico arising on expenditures related to the San Felipe option purchase and San Rafael development, and changes to the payment terms in the Company’s offtake agreement at the Cosalá Operations. Current liabilities as at December 31, 2017 were $14.4 million which is $2.1 million lower than at December 31, 2016 mainly due to early principal repayments of current debt facilities.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company entered into a financing arrangement to maintain corporate flexibility during the development of San Rafael. The Company believes that it has sufficient cash flow to fund its 2018 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2017). Although both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.9 million per year for each of the next 5 years.

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $26.7 million in 2017 and $8.0 million for the same period of 2016, of which $10.8 million was spent towards drilling and underground development costs (net of pre- production revenues), while $15.9 million was spent on purchase of property, plant and equipment. The Company expects funding of fiscal 2018 capital expenditures to be provided from internally-generated, operating cash flow from the San Rafael mine.

The following table sets out the Company’s contractual obligations as of December 31, 2017:

		Less than				Over 5
	Total	1 year	2-3 years		4-5years	years
Trade and other payables	$10,393	$10,393	$-	$	-$	-
Credit facilities	15,000	4,000	11,000		-	-
Interest on credit facilities	1,601	856	745		-	-
Leases	1,438	290	563		540	45
Other long-term liabilities	564	-	95		-	469
Total	$28,996	$15,539	$12,403		$540	$514

¹	- All leases can be cancelled upon proper notice periods by the Company.
²	- Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the year ended December 31, 2017.

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the financial statements and in the other publicly filed documentation regarding the Company available at www.sedar.com, the reader should carefully consider the following information. Any of these risk elements could have material adverse effects on the business of the Company. See “Note 19 – Financial Risk Management” of the Company’s audited consolidated financial statements for the year ended December 31, 2017.

Risks Associated with Market Fluctuations in Commodity Prices

The majority of the Company’s revenue is derived from the sale of silver, zinc, lead and copper contained in concentrates. Fluctuations in the prices of these commodities represent one of the most significant factors affecting the Company’s results of operations and profitability. If the Company experiences low silver, zinc, lead and copper prices, it may result in decreased revenues and decreased net income, or losses, and may negatively affect the Company’s business.

The market price for silver, zinc, lead and copper continues to be volatile and is influenced by a number of factors, including, among others, levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments, improved mining and production methods, speculative trading activities, inventory carrying costs, availability and costs of metal substitutes, international economic and political conditions, interest rates and the relative exchange rate of the U.S. dollar with other major currencies. The aggregate effect of such factors (all of which are beyond the control of the Company) is impossible to predict with any degree of accuracy, and as such, the Company can provide no assurances that it can effectively manage such factors. In addition, the price of silver, for example, has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in silver and other commodity prices may materially adversely affect the Company’s financial performance or results of operations. The world market price of commodities has fluctuated during the last several years. Declining market prices for silver and other metals could have a material adverse effect on the Company’s results of operations and profitability. If the market price of silver and other commodities falls significantly from its current levels, the operation of the Company’s properties may be rendered uneconomic and such operation and exploitation may be suspended or delayed.

In particular, if applicable commodity prices are depressed for a sustained period and net losses accumulate, the Company may be forced to suspend some or all of its mining until the price increases, and record asset impairment write-downs. Any lost revenues, continued or increased net losses, or asset impairment write-downs would adversely affect the Company’s results of operations.

The Company is Dependent on the Success of the San Rafael project at its Cosalá Operations and the Galena Complex which are both exposed to Operational Risks

The principal mineral projects of the Company are the San Rafael project at its Cosalá Operations and the Galena Complex. The Company is primarily dependent upon the success of these properties as sources of future revenue and profits. Commercial production and operations at San Rafael will require the commitment of resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated primarily with commercial production. In addition, the Company’s other mining operations, exploration and development will require the commitment of additional resources for operating expenses and capital expenditures, which may increase subsequently as needed, and for consultants, personnel and equipment associated with advancing exploration, development and commercial production. The amounts and timing of expenditures will depend on, among other things, the results of commercial production, the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations and other factors, many of which are beyond the Company’s control.

Substantial risks are associated with mining and milling operations. The Company’s commercial operations are subject to all the usual hazards and risks normally encountered in the exploration, development and production of silver, zinc, lead and copper, including, among other things: unusual and unexpected geologic formations, inclement weather conditions, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, catastrophic damage to property or loss of life, labour disruptions, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and legal liability. The Company will take appropriate precautions as are applicable to similar mining operations and in accordance with general industry standards to help mitigate such risks. However, the Company can provide no assurances that its precautions will actually succeed in mitigating, or even reducing the scope of potential exposure to, such operational risks.

Substantial efforts and compliance with regulatory requirements are required to establish mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal and, in the case of development properties, to develop and construct the mining and processing facilities and infrastructure at any site chosen for mining. Shareholders cannot be assured that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

There can be no certainty that the Company’s exploration, development and production activities will be commercially successful.

Mineral Reserves and Resources, Development and Production

The estimation of ore reserves is imprecise and depends upon a number of subjective factors. Estimated ore reserves or production guidance may not be realized in actual production. The Company’s operating results may be negatively affected by inaccurate estimates. Reserve estimates are a function of geological and engineering analyses that require the Company to make assumptions about production costs and the market price of silver and other metals. Reserve estimation is based on available data, which may be incomplete, and subject to engineering and geological interpretation, judgment and experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period. Should the Company encounter mineralization or geologic formations at any of its mines different from those predicted adjustments of reserve estimates might occur, which could alter mining plans. Either of these alternatives may adversely affect the Company’s actual production and operating results.

The mineral reserve and resource estimates contained or incorporated are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified reserve or resource will qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models and historical performance of its processing plant to project estimated ultimate recoveries by ore type at optimal grind sizes. Actual recoveries in a commercial mining operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations and there can be no assurance that historical performance of the process plant will continue in the future. Material changes, inaccuracies or reductions in proven and probable reserves or resource estimates, grades, waste-to-ore ratios or recovery rates could have a materially adverse impact on the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged internal and expert independent technical consultants to advise it on, among other things, mineral resources and reserves, geotechnical, metallurgy and project engineering. The Company believes that these experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. If, however, the work conducted by, and the mineral resource and reserve estimates of these experts are ultimately found to be incorrect or inadequate in any material respect, such events could materially and adversely affect the Company’s future operations, cash flows, earnings, results of operations, financial condition and the economic viability of its projects.

The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Forecasts of future production are estimates based on interpretation and assumptions and actual production may be less than estimated. Mineral exploration involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities and infrastructure at any site chosen for mining. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of positive technical and economic studies, issuance of necessary permits and receipt of adequate financing, which may be difficult to obtain on terms reasonably acceptable to the Company.

The Company’s future silver, zinc, lead and copper production may decline as a result of an exhaustion of reserves and possible closure of work areas. It is the Company’s business strategy to conduct silver exploration activities at the Company’s existing mining operations as well as at new exploration projects, and to acquire other mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. However, the Company can provide no assurance that its future production will not decline. Accordingly, the Company’s revenues from the sale of concentrates may decline, which may have a material adverse effect on its results of operations.

Global Financial and Economic Conditions

The re-emergence of a global financial crisis or recession or reduced economic activity in the United States, China, India and other industrialized or developing countries, or disruption of key sectors of the economy such as oil and gas, may have a significant effect on the Company’s results of operations or may limit its ability to raise capital through credit and equity markets. The prices of the metals that the Company produces are affected by a number of factors, and it is unknown how these factors may be impacted by a global financial event or developments impacting major industrial or developing countries. Additionally, global economic conditions may cause a long-term decrease in asset values. If such global volatility and market uncertainty were to continue, the Company’s operations and financial condition could be adversely impacted.

Government Regulation and Environmental Compliance

The Company is subject to significant governmental regulations, and costs and delays related to such regulations may have a material adverse effect on the Company’s business.

The Company’s mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labour standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. The costs associated with compliance with such laws and regulations could be substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in the Company’s operations. The Company is often required to post surety bonds or cash collateral to secure its reclamation obligations and may be unable to obtain the required surety bonds or may not have the resources to provide cash collateral, and the bonds or collateral may not fully cover the cost of reclamation and any such shortfall could have a material adverse impact on its financial condition. Although the Company believes it is in substantial compliance with applicable laws and regulations, the Company can give no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on the Company’s business, financial condition or results of operations.

In the United States, some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (the “EPA”) regulations governing hazardous waste under the Resource Conservation and Recovery Act (the “RCRA”). If the exemption is altered and these wastes are designated as hazardous under the RCRA, the Company would be required to expend additional amounts on the handling of such wastes and may be required to make significant expenditures to construct or modify facilities for managing these wastes. In addition, releases of hazardous substances from a mining facility causing contamination in or damage to the environment may result in liability under the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”). Under the CERCLA, the Company may be jointly and severally liable for contamination at or originating from its facilities. Liability under the CERCLA may require the Company to undertake extensive remedial clean-up action or to pay for the government’s clean-up efforts. It can also lead to liability to state and tribal governments for natural resource damages. Additional regulations or requirements are also imposed upon the Company’s operations in Idaho under the federal Clean Water Act (the “CWA”). Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Idaho. Compliance with the CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on the Company’s operations.

The Company’s mining operations are subject to regulations promulgated by government agencies from time to time. Specifically, the Company’s activities at the Galena Complex are subject to regulation by the U.S. Department of Labor’s Mine Safety and Health Administration and related regulations under applicable legislation and the Company’s activities at the Cosalá Operations projects are subject to regulation by SEMARNAT (defined below), the environmental protection agency of Mexico. Such regulations can result in citations and orders which can entail significant costs or production interruptions and have an adverse impact on the Company’s operations and profitability. SEMARNAT regulations require that an environmental impact statement, known in Mexico as MIA, be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The Company must also provide proof of local community support for a project to gain final approval of the MIA.

In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations, which involve significant costs and can entail significant delays. Such costs and delays could have an adverse impact on the Company’s operations.

In the ordinary course of business, the Company is required to obtain or renew governmental permits for the operation and expansion of existing mining operations or for the development, construction and commencement of new mining operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions, which often involves public hearings and costly undertakings. The duration and success of the Company’s efforts to obtain or renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or those of other mining companies that affect the environment, human health and safety. Interested parties including governmental agencies and non-governmental organizations or civic groups may seek to prevent issuance of permits and intervene in the process or pursue extensive appeal rights. Past or ongoing violations of laws or regulations involving obtaining or complying with permits could provide a basis to revoke existing permits, deny the issuance of additional permits, or commence a regulatory enforcement action, each of which could have a material adverse impact on the Company’s operations or financial condition. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from the property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could have a material adverse effect on the Company’s operations and profitability.

Legislative and regulatory measures to address climate change and greenhouse gas emissions are in various phases of consideration. If adopted, such measures could increase the Company’s cost of environmental compliance and also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals with regard to existing and new facilities. Proposed measures could also result in increased cost of fuel and other consumables used at the Company’s operations. Climate change legislation or regulation may affect the Company’s customers and the market for the metals it produces with effects on prices that are not possible to predict. Adoption of these or similar new environmental regulations or more stringent application of existing regulations may materially increase the Company’s costs, threaten certain operating activities and constrain its expansion opportunities.

Mining Property and Title Risks

Third parties may dispute the Company’s mining claims, which could result in losses affecting the Company’s business. The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in Idaho, is often uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to undeveloped properties, the Company, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses affecting the Company’s business.
The validity of mining or exploration titles or claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims, will not be challenged or impugned by third parties. The Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects.

Surface Rights and Access

The Company has reached various agreements for surface rights and access with certain local groups, including ejidos for mining exploitation activities, including open pit mining, in the project area of Cosalá Norte. In addition, the Company currently has formal agreements for surface access with all ejidos on whose land its exploration activities are being performed. These agreements are valid for several years and are regularly reviewed in terms of the appropriate level of compensation for the level of work being carried out. The Nuestra Señora process facility is located on land previously purchased by the Company and is not exposed to disruptions by third party ownership claims
For future activities, the Company will need to negotiate with ejido and non-ejido members, as a group and individually, to reach agreements for additional access and surface rights. Negotiations with ejidos can become time-consuming if demands for compensation become unreasonable. There can be no guarantee that the Company will be able to negotiate satisfactory agreements with any such existing members for such access and surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

Labour Relations, Employee Recruitment, Retention and Pension Funding

The Company may experience labour disputes, work stoppages or other disruptions in production that could adversely affect its operations. The Company is dependent on its workforce at its material producing properties and mills. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at the site. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, competing labour unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business. Many of the Company’s employees at its operations are represented by a labour union under a collective labour agreement. The Company may not be able to satisfactorily renegotiate the collective labour agreement when it expires. In addition, the existing labour agreement may not prevent a strike or work stoppage at the Company’s facilities in the future, and any such work stoppage could have a material adverse effect on its earnings. A subsidiary of the Company is party, with the United Steel Workers Union, to a collective bargaining agreement that covers all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017. The parties have been in negotiations since June 2017 and in December, the Company issued its “last, best and final offer”. A failure to come to an agreement could impact the operations at the Galena Complex if there was a labour action that results in an interruption of operations.

The Company also hires its employees or consultants in Mexico to assist it in conducting its operations   in accordance with Mexican laws. The Company also purchases certain supplies and retains the services of various companies in Mexico to meet its business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot  be obtained in Mexico, the  Company may need to seek  and obtain those services  from people located outside Mexico, which will require work permits  and compliance  with applicable  laws and could result in delays and higher costs to the Company to conduct its operations in Mexico. Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key executive, financial, operational, administrative and mining personnel. Although the Company believes that it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse effect on the Company’s results of operations and profitability. The Company strongly depends on the business and technical expertise of its small group of management and key personnel. There is little possibility that this dependence will decrease in the near term. Key man life insurance is not in place on management and key personnel. If  the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

The volatility in the equity markets over the last several years and other financial impacts have affected the Company’s costs and liquidity through increased requirements to fund the Company’s defined benefit pension plans for its employees. There can be no assurance that financial markets will sufficiently recover in the future with the effect of causing a corresponding reduction in the Company’s future pension funding requirements. Furthermore, there can be no assurance that unforeseen changes in pensioner longevity, government regulation or other financial market uncertainties will not cause pension funding requirements to differ from the requirements projected by professional actuaries. The Company intends to continue to fund its pension plan for hourly and salary employees of the Company pursuant to all relevant regulatory requirements.

Some of the Company’s Material Properties are Located in Mexico and are Subject to Changes in Political and Economic Conditions and Regulations in that Country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. The Company’s operations and properties are subject to a variety of governmental regulations including, among others: regulations promulgated by the Mexican Department of Economy – Dirección General de Minas, Mexico’s Secretary of Environment and Natural Resources (“SEMARNAT”); the Mexican Mining Law; and the regulations of the Comisión Nacional del Aqua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards. The Company’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company’s activities or maintenance of its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects. The Mexican Government is conducting a highly publicized crackdown on the drug cartels, resulting in a loss of lives. The operation has been unaffected by the conflict and is unlikely to be in the future. However, if  the  government’s actions lead to civil  unrest, the situation could change.

The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Cosalá District properties, or in any other projects that the Company becomes involved with. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Community and Social

The Company’s relationship with the communities where it operates is critical to ensuring the future success of project development and future operations. Globally, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. There is no assurance that the Company will be able to appropriately manage community relations in a manner that will allow the Company to proceed with its plans to develop and operate its properties.
Certain non-governmental organizations, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Actions by such organizations could adversely affect the Company’s reputation and financial condition and may impact its relationship with the communities in which it operates. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on the Company. They may also file complaints with regulators and others. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator and may adversely affect the Company.

Substantially all of the Company’s Assets are Located Outside of Canada and t h i s c o u ld h a v e a n Impact on Enforcement of Civil Liabilities Obtained in Canadian or U.S. Courts

It may be difficult or impossible to enforce judgements obtained in Canadian or U.S. courts predicated upon the civil liability provisions of the securities laws of certain provinces of Canada or the United States against the portion of the Company's management and assets located outside of Canada and/or the United States.

The Company is Subject to Currency Fluctuations that may Adversely Affect the Financial Position of the Company

One of the Company’s primary operations is located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office and raises its equity financings in Canada, maintains cash accounts in both U.S. dollars and Canadian dollars and has monetary assets and liabilities in Canadian dollars and Mexican pesos. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company. The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

Financing Risks

Should financing be sought in the future, there can be no assurances that the Company will be able to obtain adequate funding or that the terms of such financing will be favourable. In the event that cash flow from operations is insufficient, failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects and the possible loss of such properties. The Company has a limited history of earnings, has never paid a dividend, and does not anticipate paying dividends in the near future.

Risks Associated with Outstanding Debt

The Company’s ability to make scheduled payments of interest and principal on its outstanding indebtedness or refinance its debt obligations depends on its financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. There can be no assurance that the Company will generate sufficient cash flow from operating activities to make its scheduled repayments of principal, interest, and any applicable premiums.

The Company may be forced to pursue strategic alternatives such as reduce or delay capital expenditures, sell assets or operations, see additional capital or restructure or refinance its indebtedness. No assurances can be made that the Company would be able to take any of these actions, that these actions would be successful, or that these actions would be permitted under the terms of existing or future debt agreements.

If the Company cannot make scheduled payments on its debt, or comply with its covenants, it will be in default of such indebtedness and, as a result (i) holders of such debt could declare all outstanding principal and interest to be due and payable, (ii) the lenders under the credit facilities could terminate their commitments to lend the Company money, and (iii) the holders of the Company’s secured debt could realize upon the security to the borrowings.

The Company May Engage in Hedging Activities

From time to time, the Company may use certain derivative products to hedge or manage the risks associated with changes in the of prices zinc, lead, copper and the Mexican Peso. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of an unexpected loss arising if a counterparty with which the Company has entered into transactions fails to meet its contractual obligations; (ii) market liquidity risk – the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

There is no assurance that any hedging program or transactions which may be adopted or utilized by the Company designed to reduce the risk associated with changes price will be successful. Although hedging may protect the Company from an adverse price change, it may also prevent the Company from benefiting fully from a positive price change.

The Company May Require Significant Capital Expenditures

Substantial expenditures will be required to maintain, develop and to continue with exploration at the Company properties. In order to explore and develop these projects and properties, the Company may be required to expend significant amounts for, among other things, geological, geochemical and geophysical analysis, drilling, assaying, and, if warranted, mining and infrastructure feasibility studies.

The Company may not benefit from any of these investments if it is unable to identify commercially exploitable mineralized material. If successful in identifying reserves, it will require significant additional capital to construct facilities necessary to extract recoverable metal from those reserves.

The ability of the Company to achieve sufficient cash flows from internal sources and obtain necessary funding depends upon a number of factors, including the state of the worldwide economy and the price of silver, zinc, lead and copper. The Company may not be successful in achieving sufficient cash flows from internal sources and obtaining the required financing for these or other purposes on terms that are favourable to it or at all, in which case its ability to continue operating may be adversely affected. Failure to achieve sufficient cash flows and obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development.

Risks Associated with the Company’s Business Objectives

The Company’s strategy to create shareholder value through the acquisition, exploration, advancement and development of its mineral properties will be subject to substantive risk. While the Company may seek to acquire additional mineral properties that are consistent with its business objectives, there can be no assurance that the Company will be able to identify suitable additional mineral properties or, if it does identify suitable properties, that it will have sufficient financial resources to acquire such properties or that such properties will be available on terms acceptable to the Company or at all. Any partnership or joint venture agreements with respect to mineral properties that the Company enters into will be subject to the typical risks associated with such agreements, including disagreement on how to develop, operate or finance a property and contractual and legal remedies of the Company’s partners in the event of such disagreement.

Competition in the Mining Industry

Competition in the mining sector is intense. Mines have limited lives and as a result, the Company may in the future seek to replace and expand its reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mining properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely affect the Company’s ability to acquire and develop suitable mines, developmental projects, producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration plans will yield new mineral reserves to replace or expand current mineral reserves.

Concentrate Sales Risks

The Company currently sells its concentrates under offtake contracts with a limited number of counterparties. Based on past practice, and the quality of its concentrates, the Company expects to be able to renew these contracts or find alternative purchasers for its concentrates, however there can be no assurance that the existing contracts will be renewed or replaced on reasonable terms.
The Company frequently sells its concentrates on the basis of receiving a sales advance when the concentrates are delivered, with the advance based on market prices of metals at the time of the advance. Final settlement of the sale is then made later, based on prevailing metals prices at that time. In an environment of volatile metal prices, this can lead to negative cash adjustments, with amounts owing to the purchaser, and such amounts could potentially be substantial. In volatile metal markets, the Company may elect to fix the price of a concentrate sale at the time of initial delivery.

Certain Risks Related to the Ownership of the Company’s Common Shares

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including mineral resource and mining companies and particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual severe fluctuations in price will not occur.

The Company’s Common Shares are currently listed on the TSX and the NYSE American. There can be no assurance that an active market for the Common Shares will be sustained.

Additionally, the exercise of stock options and warrants already issued by the Company and the issuance of additional equity securities or convertible debt securities in the future could result in dilution in the equity interests of holders of Common Shares.

Absolute Assurance on Financial Statements

The Company prepares its financial statements in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial statements, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes that its financial reports and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance in that regard.

Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors and officers to have interests that conflict with the Company’s interests. Situations may arise in connection with potential investments where the other interests of the Company’s directors conflict with its interests. As such, conflicts of interest may arise that may influence these persons in evaluating possible acquisitions or in generally acting on the Company’s behalf, as they may pursue opportunities that would then be unavailable to the Company. In the event that the Company’s directors are subject to conflicts of interest, there may be a material adverse effect on its business.

Uninsured or Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Common Shares.

As of the date of this MD&A, the Company is not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

Tax Considerations

Mexico

Corporate profits in Mexico are taxed only by the Federal Government. Previously, there were two federal taxes in Mexico that applied to the Company’s operations in Mexico: corporate income tax and a Flat Rate Business Tax (“IETU”). Mexican corporate income tax was calculated based on gross revenue less deductions for all refining and smelting charges, direct operating costs, all head office general and administrative costs, and depreciation deductions as applicable at a corporate income tax rate in Mexico of 30%. The IETU was a cash-based minimum tax that applies in addition to the corporate income tax. The tax was applicable to the taxpayer’s net income from the (i) sale of goods; (ii) performance of independent services; and (iii) lease of goods at the rate of 16.5% during 2008, 17% during 2009, 17.5% during 2010,
2011 and 2013.

In late 2013, a new income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

•
New 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustments), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses for the year;

•	New environmental duty of 0.5% of gross income arising from the sale of gold and silver;

•	Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;

•	Elimination of the IETU;

•	Elimination of the option for depreciation of capital assets on an accelerated basis;

•
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight-line basis over 10 years; and

•
Reduction of deductibility for various employee fringe benefits; and imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has reviewed the 2014 Tax Reform and is challenging the constitutionality of the 7.5% mining royalty, the 0.5% environmental duty, and other aspects of the Reform. The Company currently believes it is in compliance with the new legislation and there is no guarantee it will be successful in its challenges against the Mexican Government.

United States

On December 22, 2017, U.S. tax legislation commonly known as the Tax Cuts and Jobs Act (TCJA) was signed into law, significantly reforming the U.S. Internal Revenue Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest, allows for the expensing of capital expenditures, puts into effect the migration from a “worldwide” system of taxation to a territorial system and modifies or repeals many business deductions and credits. The Company continues to examine the impact the TCJA may have on its business. The Company has evaluated the effect of the TCJA on its projection of minimal cash taxes or to its net operating losses. The estimated impact of the TCJA is based on the Company’s current knowledge and assumptions and recognized impacts could be materially different from current estimates based on the actual results and its further analysis of the new law. The impact of the TCJA on holders of common shares is uncertain and could be adverse. The Company encourages its shareholders to consult with their own legal and tax advisors with respect to such legislation and the potential tax consequences of investing in common shares. While the TCJA legislation reduces the federal corporate income tax rate from 35% to 21%, it also introduces “base erosion” rules that may effectively limit the tax deductibility of certain payments made by U.S. entities to non-U.S. affiliates and include additional limitations on deductions attributable to interest expense. The impact of the tax reform may differ due to changes in interpretations and assumptions made along with guidance which may subsequently be issued. At this time, it is not possible to predict the full effect of this legislation on the Company’s business and operations.

The Company believes that, pursuant to Section 7874 of the United States Internal Revenue Code of 1986, even though U.S. Silver is organized as an Ontario corporation, U.S. Silver will be treated as a U.S. domestic corporation for U.S. federal income tax purposes. As a result, U.S. Silver will be subject to U.S. federal income tax in the same manner as a corporation organized in the U.S. The Company believes that U.S. Silver likely is a United States real property holding corporation, or "USRPHC", as defined for United States federal income tax purposes. If U.S. Silver were classified as a USRPHC, any gain recognized by the Company from the sale or other disposition, including a redemption, of U.S. Silver common shares would be subject to U.S. federal income taxation and the Company would be required to file a United States federal income tax return. In such circumstances, the purchaser of such common shares would be required to withhold from the purchase price paid to the Company an amount equal to 15% of the purchase price and remit such amount to the U.S. Internal Revenue Service. In addition, since, as noted above, U.S. Silver is classified as a U.S. domestic corporation, the gross amount of dividends paid by U.S. Silver to the Company will be subject to U.S. withholding tax at the current rate of 5% under the Canada-United States Convention with Respect to Taxes on Income and on Capital. The Company will only be eligible for foreign tax credits under the Canadian Income Tax Act to the extent it has qualifying income from a source in the U.S. in the year any U.S. tax or withholding tax is paid by or on behalf of the Company in respect of a gain on the sale or other disposition of the U.S. Silver common shares or a dividend paid on such shares. Any gain recognized by the Company from the sale or other disposition, including a redemption, of the common shares of U.S. Silver and dividends received on such shares by the Company will likely not be treated as income sourced in the United States for Canadian income tax purposes.

The Company’s Information Technology Systems May Be Vulnerable to Disruption Which Could Place its Systems at Risk from Data Loss, Operational Failure, or Compromise of Confidential Information

The Company rely on various information technology systems, and on third party developers and contractors, in connection with operations, including production, equipment operation and financial support systems. While the Company regularly obtains and develops solutions to monitor the security of its systems, it remains vulnerable to disruption, damage or failure from a variety of sources, including errors by employees or contractors, computer viruses, cyber-attacks including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage systems are under continuous and rapid evolution, which may deter efforts to detect disruption of data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and accrued liabilities, other payables, derivative assets and liabilities, and other financial instruments may be held from time to time. These financial instruments are exposed to numerous risks, including, among others, liquidity risk, currency risk, interest rate risk, counterparty risk and credit risk. Many of these risks are outside the Company’s control. There is no assurance that the Company will realize the carrying value of any of its financial instruments.

Accessibility and Reliability of Existing Local Infrastructure

The Company’s mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important considerations, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all. In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Risks and Uncertainties Related to the Repatriation of Funds from Foreign Subsidiaries

The Company expects to generate cash flow and profits at its foreign subsidiaries, and may need to repatriate funds from those subsidiaries to fulfill its business plans, in particular in relation to ongoing expenditures at its exploration and development assets. The Company may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the parent level, which costs could be substantial.

Significant Accounting Policies and Estimates

Accounting standards issued but not yet applied

Management is evaluating the impact the adoption of the following new and revised standards and amendments will have on the consolidated financial statements of the Company.

(i)	Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company completed assessing the impact of this standard and do not expect the Company’s consolidated financial statements to be significantly affected by IFRS 9.

(ii)	Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company completed assessing the impact of this standard and do not expect the Company’s consolidated financial statements to be significantly affected by IFRS 15.

(iii)	Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)	Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)	Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments

The amount expensed for share-based compensation is based on the  application  of  a  recognized option valuation formula, which  is  highly  dependent  on, amongst other things,  the  expected  volatility of the Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares  based  on  past  stock  trading  data,  adjusted  for future expectations, and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)	Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)	Commercial production

The determination of timing on which a mining property enters into commercial production is a significant judgment since capitalization of development costs ceases and revenue recognition begins upon declaration of commercial production. As a mining property is constructed, development costs incurred are capitalized while pre-production costs and revenues are capitalized and accumulated into such development costs. Commercial production is declared once the mining property is available for its intended use on a commercial scale as defined by management. Revenue recognition and depletion of the mining property begins when commercial production has been achieved.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices. As at December 31, 2017, the Company does not have any outstanding financial instruments in place.

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at December 31, 2017, there were 41,496,950 common shares issued and outstanding.

As at March 5, 2018, there were 41,931,449 common shares of the Company issued and outstanding and 3,677,931 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 4,748,895.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at December 31, 2017, the Company’s CEO and CFO have certified that the DC&P are effective and that during the year ended December 31, 2017 the Company did not make any material changes in the ICFR during the last quarter that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non- IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Cost per Ounce

	2017	2016
Cost of sales ('000)	$40,038	$46,167
Non-cash costs ('000)[1]	1,306	(1,707)
Direct mining costs ('000)	$41,344	$44,460
Smelting, refining and royalty expenses ('000)	9,249	13,472
Less by-product credits ('000)	(33,952)	(34,045)
Total cash costs ('000)	$16,641	$23,887
Divided by silver produced (oz)[2]	1,760,136	2,389,808
Silver cash costs ($/oz)	$9.45	$10.00

Reconciliation of Cosalá Operations Cash Cost per Ounce

	2017	2016
Cost of sales ('000)	$10,195	$17,701
Non-cash costs ('000)[1]	1,762	(1,649)
Direct mining costs ('000)	$11,957	$16,052
Smelting, refining and royalty expenses ('000)	2,431	5,502
Less by-product credits ('000)	(14,466)	(13,712)
Total cash costs ('000)	$(78)	$7,842
Divided by silver produced (oz)[2]	624,925	1,006,119
Silver cash costs ($/oz)	$(0.13)	$7.79

Reconciliation of Galena Complex Cash Cost per Ounce
	2017	2016
Cost of sales ('000)	$29,843	$28,466
Non-cash costs ('000)[1]	(456)	(58)
Direct mining costs ('000)	$29,387	$28,408
Smelting, refining and royalty expenses ('000)	6,818	7,970
Less by-product credits ('000)	(19,486)	(20,333)
Total cash costs ('000)	$16,719	$16,045
Divided by silver produced (oz)	1,135,211	1,383,689
Silver cash costs ($/oz)	$14.73	$11.60

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	2017	2016
Total cash costs ('000)	$16,641	$23,887
Capital expenditures ('000)	6,565	4,870
Exploration costs ('000)	192	1,616
Total all-in sustaining costs ('000)	$23,398	$30,373
Divided by silver produced (oz)[2]	1,760,136	2,389,808
Silver all-in sustaining costs ($/oz)	$13.29	$12.71

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	2017	2016
Total cash costs ('000)	$(78)	$7,842
Capital expenditures ('000)	436	831
Exploration costs ('000)	-	690
Total all-in sustaining costs ('000)	$358	$9,363
Divided by silver produced (oz)[2]	624,925	1,006,119
Silver all-in sustaining costs ($/oz)	$0.57	$9.31

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	2017	2016
Total cash costs ('000)	$16,719	$16,045
Capital expenditures ('000)	6,129	4,039
Exploration costs ('000)	192	926
Total all-in sustaining costs ('000)	$23,040	$21,010
Divided by silver produced (oz)	1,135,211	1,383,689
Silver all-in sustaining costs ($/oz)	$20.30	$15.18

¹	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
²
Calculation excludes pre-production of 50,490 silver ounces and 435,323 silver equivalent ounces mined from San Rafael during its commissioning period, and excludes pre-production of 245,391 silver ounces and 360,530 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from San Rafael and El Cajón are capitalized as an offset to development costs.

AMERICAS  SILVER CORPORATION

Consolidated Financial Statements
For the years ended December 31, 201 7 and 2016
(In  thousands of  U.S.  dollars, unless otherwise stated)

Americas Silver Corporation
(In thousands of U.S. d ollars, unless otherwise stated )

December 31, 2017 and 2016

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as outlined in Part I of the Chartered Professional Accountants Canada Handbook. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

(Signed) Darren Blasutti	(Signed) Warren Varga
President & Chief Executive Officer	Chief Financial Officer

Toronto, Ontario, Canada
March 5, 2018

March 5, 2018

Independent Auditor’s Report

To the Shareholders of
Americas Silver Corporation

We have audited the accompanying consolidated financial statements of Americas Silver Corporation and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2017 and 2016 and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Americas Silver Corporation and its subsidiaries as at December 31, 2017 and 2016 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

Americas Silver Corporation
Consolidated statements of financial position
(In thousands of U.S. dollars)

	December 31,	December 31,
As at	2017	2016
Assets
Current assets
Cash and cash equivalents	$9,325	$24,055
Trade and other receivables (Note 6)	6,631	4,002
Inventories (Note 7)	9,366	6,618
Prepaid expenses	869	1,385
Available-for-sale investment	-	503
	26,191	36,563
Non-current assets
Restricted cash	331	151
Long-term investments	4	28
Property, plant and equipment (Note 8)	100,301	80,548
Total assets	$126,827	$117,290

Liabilities
Current liabilities
Trade and other payables	$10,393	$8,727
Credit facilities (Note 9)	-	7,758
Pre-payment facility (Note 10)	4,000	-
	14,393	16,485
Non-current liabilities
Other long-term liabilities	564	882
Pre-payment facility (Note 10)	11,000	-
Post-employment benefit obligations (Note 11)	8,618	8,116
Decommissioning provision (Note 12)	3,948	3,829
Deferred tax liabilities (Note 17)	246	834
Total liabilities	38,769	30,146

Equity
Share capital (Note 13)	207,012	202,191
Equity reserve	34,760	34,400
Foreign currency translation reserve	6,284	6,454
Changes in available-for-sale investment	-	237
Deficit	(159,998)	(156,138)
Total equity	88,058	87,144

Total liabilities and equity	$126,827	$117,290

Contingencies (Note 22)

APPROVED BY THE BOARD

(Signed) Brad Kipp	(Signed) Gordon Pridham
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Americas Silver Corporation
Consolidated statements of loss and comprehensive loss
For the years ended December 31, 2017 and 2016
(In thousands of U.S. dollars, except share and per share amounts)

	2017	2016
Revenue	$54,280	$58,866

Cost of sales (Note 15)	(40,038)	(46,145)
Depletion and amortization (Note 8)	(6,709)	(7,388)
Care, maintenance and restructuring costs	(701)	(993)
Corporate general and administrative (Note 16)	(6,651)	(5,355)
Exploration costs	(2,726)	(1,681)
Accretion on decommissioning provision (Note 12)	(185)	(152)
Interest and financing expense	(723)	(2,337)
Foreign exchange gain (loss)	(225)	340
Loss on disposal of assets (Note 8)	-(20)
Loss on available-for-sale investment	(11)	(132)
Write-down of equipment (Note 8)	(204)	-
Loss before income taxes	(3,893)	(4,997)
Income tax recovery (expense) (Note 17)	427	(210)
Net loss	(3,466)	(5,207)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Actuarial gain (loss) on post-employment benefit obligations	(394)	1,607
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	(170)	(1,334)
Change in fair value of available-for-sale securities	(237)	237
Other comprehensive income (loss)	(801)	510
Comprehensive loss	$(4,267)	$(4,697)

Loss per share
Basic and diluted	(0.09)	(0.15)

Weighted average number of common shares outstanding
Basic and diluted (Note 14)	40,194,660	34,526,435

The accompanying notes are an integral part of the consolidated financial statements.

Americas Silver Corporation
Consolidated statements of changes in equity
For the years ended December 31, 2017 and 2016
(In thousands of U.S. dollars, except share amounts)

				Foreign Changes in fair
				currency	value of
	Share capital		Equity	translation	available-for-		Total
	Shares (000s)	Amount	reserve	reserve	sale investment	Deficit	equity
Balance at January 1, 2016	28,935	$181,143	$28,452	$7,788	$-	$(152,538)	$64,845
Net loss for the year	-	-	--	-	-	(5,207)	(5,207)
Other comprehensive income (loss) for the year	-	-	-	(1,334)	237	1,607	510
Share-based payments	-	-	585	-	-	-	585
Shares and warrants issued on private placements	8,766	17,889	5,161	-	-	-	23,050
Proceeds from exercise of options and warrants	1,839	3,159	(1,149)	-	-	-	2,010
Warrants issued and amended	-	-	1,351	-	-	-	1,351
Balance at December 31, 2016	39,540	$202,191	$34,400	$6,454	$237	$(156,138)	$87,144
Balance at January 1, 2017	39,540	$202,191	$34,400	$6,454	$237	$(156,138)	$87,144
Net loss for the year	-	-	-	-	-	(3,466)	(3,466)
Other comprehensive loss for the year	-	-	-	(170)	(237)	(39)	(801)
Share-based payments	-	-	1,956	-	-	-	1,956
Proceeds from exercise of options and warrants	1,957	4,821	(1,596)	-	-	-	3,225
Balance at December 31, 2017	41,497	$207,012	$34,760	$6,284	$ -$	(159,998)	$88,058

The accompanying notes are an integral part of the consolidated financial statements.

Americas Silver Corporation
Consolidated statements of cash flows
For the years ended December 31, 2017 and 2016
(In thousands of U.S. dollars)

	2017	2016
Cash flow generated from (used in)

Operating activities
Net loss for the year	$(3,466)	$(5,207)
Adjustments for the following non-cash items:
Depletion and amortization	6,709	7,388
Deferred income tax expense (recovery)	(588)	210
Accretion and decommissioning costs	185	152
Share-based payments	1,930	1,237
Unrealized loss (gain) on long-term investments	24	(17)
Provision on other long-term liabilities	185	143
Deferred costs on credit facilities	173	1,178
Net charges on post-employment benefit obligations	108	433
Loss on disposal of assets	-	20
Loss on available-for-sale investment	8	132
Write-down of equipment	204	-
	5,472	5,669
Changes in non-cash working capital items:
Trade and other receivables	(2,629)	542
Inventories	(2,748)	2,172
Prepaid expenses	336	(648)
Trade and other payables	1,147	(2,348)
Net cash generated from operating activities	1,578	5,387

Investing activities
Expenditures on property, plant and equipment	(7,176)	(4,660)
Net development costs on San Rafael	(13,435)	(2,777)
Net development costs on El Cajón	1,054	(535)
Purchase of San Felipe property option	(7,108)	-
Net cash used in investing activities	(26,665)	(7,972)

Financing activities
Sale of available-for-sale investment	274	89
Financing from (repayments to) credit facilities	(8,005)	600
Financing from pre-payment facility	15,000	-
Proceeds from private placement	-	23,787
Proceeds from exercise of options and warrants	3,225	2,010
Net cash generated from financing activities	10,494	26,486

Effect of foreign exchange rate changes on cash	(137)	(1,165)
Increase (decrease) in cash and cash equivalents	(14,730)	22,736
Cash and cash equivalents, beginning of year	24,055	1,319
Cash and cash equivalents, end of year	$9,325	$24,055

Cash and cash equivalents consist of:
Cash	$9,325	$24,005
Term deposits	-	-
	$9,325	$24,005

Interest paid during the year	$1,165	$1,122

The accompanying notes are an integral part of the consolidated financial statements.

1.	Corporate information

Americas Silver Corporation (the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York American Stock Exchange under the symbol “USAS”.

The consolidated financial statements of the Company for the year ended December 31, 2017 were approved and authorized for issue by the Board of Directors of the Company on March 5, 2018.

2.	Basis of presentation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part I of the Chartered Professional Accountants Canada Handbook. These consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value. The Company has consistently applied the accounting policies used in preparation of these consolidated financial statements throughout all the periods presented. Significant accounting judgments and estimates used by management in the preparation of these consolidated financial statements are presented in note 4.

3.	Summary of significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a.	Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances, income and expenses have been eliminated.

The Company applies the acquisition method to account for business combinations. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company elects on an acquisition-by-acquisition basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of identifiable net assets. Acquisition- related costs are expensed as incurred. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is negative, a bargain purchase gain is recognized immediately in profit or loss.

Special Purpose Entities (“SPE’s”) as defined by the IASB in SIC 12 Consolidation–Special Purpose Entities are entities which are created to accomplish a narrow and well-defined objective (e.g. to provide services to the operating entity). SPE’s are subject to consolidation when there is an indication that the other entity controls the SPE. The Company has determined that it controls certain SPE’s relating to service companies at its Mexican operations (4246136 Canada Inc., Servicios Especializados en Minas S.A. de C.V., Triturados Mineros del Noroeste S.A. de C.V. and Servicios Generales en Mineria S.A. de C.V.) and the accounts of those SPE’s are consolidated with those of the Company.

b.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Determination of operating segments are based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions about resources to be allocated to the segment and performance assessment, and for which discrete financial information is available. Unallocated items not directly attributable to a segment comprise mainly of corporate assets and head office expenses.

c.	Presentation currency and functional currency

The Company’s presentation currency is the U.S. dollar (“USD”). The functional currency of the Company’s Canadian subsidiaries is the Canadian dollar (“CAD”), and the functional currency of its U.S., Mexican and British Virgin Island’s subsidiaries and SPE’s is the USD. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange differences are recorded in the foreign currency translation reserve.

d.	Foreign currency translations

Transactions in foreign currencies are translated into the entities’ functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the functional currency are translated at the rate in effect at the statement of financial position date, and non-monetary items at historic exchange rates at each transaction date. Revenue and expense items are translated at average exchange rates of the reporting period. Gains and losses on translation are charged to the statements of loss and comprehensive loss.

e.	Revenue recognition

The following specific conditions must be met before revenue is recognized:

•	the title, specific risks and rewards of ownership have been transferred to the purchaser;
•	the Company does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the concentrate sold;
•	the amount of revenue and costs can be measured reliably; and
•	it is probable that the economic benefits associated with the transaction will flow to the Company.

The Company’s sales of concentrates are made under provisional pricing arrangements where the final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenue from sales is recorded at the time of sale based on forward prices for the expected date of final settlement.

Subsequent variations in prices and metal quantities are recognized as revenue adjustments as they occur. Revenue is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

f.	Defined benefit plans

The cost of defined benefit plans is determined using the projected unit credit method. The related pension liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets.

Actuarial valuations for defined benefit plans are carried out annually. The discount rate applied in arriving at the present value of the pension liability represents the yield on high quality corporate bonds denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Actuarial gains and losses arise from the difference between the actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period, or from changes in actuarial assumptions used to determine the accrued benefit obligation. Actuarial gains and losses arising in the year are recognized in full in the period in which they occur, in other comprehensive income (loss) and retained earnings without recycling to the consolidated statement of loss and comprehensive loss in subsequent periods.

Current service cost, the recognized element of any past service cost, interest expense arising on the pension liability and the expected return on plan assets are recognized in the same line items in the consolidated statement of loss and comprehensive loss as the related compensation cost.

The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries. Service costs arising from plan amendments are recognized immediately.

g.	Share-based payments

The Company’s stock option plan allows its employees (including directors and officers) and non-employees to acquire shares of the Company. Accordingly, the fair value of the option is either charged to operations or capitalized to exploration or development expenditures, depending on the accounting for the optionee’s other compensation, with a corresponding increase in equity reserve.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted using the Black-Scholes Option Pricing Model.

The costs of equity-settled transactions are recognized, together with a corresponding increase in equity reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date up to the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in equity reserve. No expense is recognized for awards that do not ultimately vest.

Where the terms of an equity-settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

h.	Income taxes

Income tax comprises of current and deferred tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income (loss) or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of  amounts  expected to be paid to the tax authorities.

Deferred income tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable profit. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized.

The Company did not recognize any deferred income taxes relating to its investments in subsidiaries.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

i.	Earnings/loss per share

Basic earnings/loss per share is calculated by dividing the net earnings/loss for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted earnings/loss per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The Company’s potentially dilutive common shares comprise stock options granted to employees, and warrants.

j.	Comprehensive income (loss)

Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as foreign currency gains or losses related to the Company’s net investment in foreign operations and unrealized gains or losses on available-for-sale securities net of tax. The Company’s comprehensive income (loss), components of other comprehensive income and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k.	Inventories

Concentrates, ore stockpile, and spare parts and supplies are valued at the lower of cost and estimated net realizable value. Cost for concentrates and ore stockpile includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs determined on a weighted average basis for the Mexican operations and first in, first out method for the U.S. operations. Cost for spare parts and supplies are determined using the first in, first out method. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Ore stockpile represents ore that has been extracted from the mine and is available for further processing. Costs added to ore stockpile are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Ore stockpile is verified by periodic surveys and physical counts.

Materials and supplies inventory are valued at the lower of cost and net realizable value, where cost is determined using the first-in-first-out method. Any provision for obsolescence is determined by reference to specific items of stock. A regular review is undertaken to determine the extent of any provision for obsolescence by comparing those items to their net realizable value. If carrying value exceeds net realizable value, a write-down is recognized.

l.	Investments

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Investments in companies over which the Company exercises neither control nor significant influence and are designated as available-for sale financial instruments are recorded at fair value. Unrealized gains and losses on available-for-sale financial instruments are recognized in other comprehensive income (loss), unless the decrease in value is significant or prolonged, in which case, the loss is recorded in the statements of loss and comprehensive loss.

m.	Property, plant and equipment

(i)	Producing mining interests

Producing mining interests are carried at cost less accumulated depletion and amortization and accumulated impairment losses. Following the completion of commissioning, the costs related to the mining interests are depleted and charged to operations on the unit of production method as a proportion of estimated recoverable mineral reserves.

Completion of the commissioning is deemed to have occurred when major mine and processing plant components are completed, operating results are being achieved consistently for a period of time and that there are indicators that these operational results, including mill capacity and recovery, will be sustainable in the future.

Construction in progress is not depreciated until the assets are ready for their intended use.

(ii)	Non-producing mining interests

The Company follows the method of accounting for its non-producing mining interests whereby all costs, net of incidental revenues, relating to the acquisition, exploration and development are deferred and capitalized by property until the property to which they directly relate is placed into production, sold, discontinued or subject to a condition of impairment.

In the event that a mining interest is placed into production, capitalization of costs ceases, the costs are transferred to producing mining interests and the mining interest is depleted on a unit of production basis. The recoverability of amounts is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and on the future profitable production or proceeds from the disposition thereof.

(iii)	Plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate assets (major components) of property, plant and equipment.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the consolidated statement of loss and comprehensive loss during the period in which they are incurred.

Depreciation is recorded over the estimated useful life of the asset as follows:

•	Mining interests – unit of production based upon estimated proven and probable reserves
•	Plant and equipment – 3 – 30 years over straight line basis
•	Corporate office equipment – 3 – 10 years over straight line basis

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

(iv)	Impairment of mining interests

The Company reviews and evaluates the carrying values of its tangible and intangible assets to determine whether there is an indication of impairment. For exploration and evaluation assets, indication includes but is not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

When the carrying value of assets exceeds the recoverable amount, the carrying value of the assets is reduced to the recoverable amount. The recoverable amount takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use of the asset. To achieve this, the recoverable amount is the higher of value in use (being the net present value of expected pre-tax future cash flows of the relevant asset) and fair value less costs to sell the asset.

If, after the Company has previously recognized an impairment loss, circumstances indicate that the recoverable amount of the impaired assets is greater than the carrying amount, the Company reverses the impairment loss by the amount the revised fair value exceeds its carrying amount, to a maximum of the previous impairment loss. In no case shall the revised carrying amount exceed the original carrying amount, after depreciation or amortization, that would have been determined if no impairment loss had been recognized.

n.	Decommissioning provision

The Company recognizes contractual, statutory and legal obligations associated with retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, the decommissioning provision is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding decommissioning provision is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the decommissioning provision, the periodic unwinding of the discount is recognized in the consolidated statement of loss and comprehensive loss and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation.

o.	Financial instruments

The Company classifies its financial instruments into one of the following categories: fair value through profit or loss (“FVTPL”) (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

Financial assets and liabilities designated as FVTPL are subsequently measured at fair value with changes in fair value recognized in net earnings. Financial assets designated as “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. Transaction costs for FVTPL financial assets and liabilities are recognized in income when incurred.

Financial assets designated as “loans and receivables” or “held-to-maturity”, and financial liabilities designated as “other financial liabilities” are recorded at amortized cost. Transaction costs from loans and receivables and other financial liabilities offset the carrying amount of the related financial assets or liabilities.

The Company has classified cash and cash equivalents and trade and other receivables as “loans and receivables”, trade and other payables are classified as “other financial liabilities”, and investments in equity instruments as “available-for-sale”.

p.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset and amortized over the expected useful life of that asset. Other borrowing costs not directly attributable to a qualifying asset are expensed in the period incurred.

q.	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

r.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

4.	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore bodies requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size, grade and recovery of the ore bodies.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion and amortization, impairment assessments and the timing of decommissioning provisions.

(ii)	Depletion and amortization

Mining properties are depleted using the unit-of-production method over a period not to exceed the estimated life of the ore body based on estimated recoverable reserves.

Property, plant and equipment are depreciated, net of residual value over their estimated useful life but do not exceed the related estimated life of the mine based on estimated recoverable mineral reserves.

The calculation of the units of production rate, and therefore the annual depletion and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production and expansion of mineral reserves through exploration activities.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and amortization. No assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)	Decommissioning provision

The Company assesses its decommissioning provision on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning provision requires management to make estimates of the time and future costs the Company will incur to complete the rehabilitation work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of rehabilitation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning provision. The provision represents management’s best estimate of the present value of the future decommissioning provision. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments

The amount expensed for share-based compensation is based on the  application  of  a  recognized option valuation formula, which is highly dependent  on, amongst  other things,  the  expected  volatility  of  the  Company’s registered shares, estimated forfeitures, and the expected life of the options. The Company uses an expected volatility rate for its shares based on past stock trading data,  adjusted  for future  expectations,  and actual volatility may be significantly different.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)	Income taxes

Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company’s current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depletion and amortization, for tax and accounting purposes, and when they might reverse.

These differences result in deferred tax assets and liabilities that are included in the Company’s consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company’s future tax assets will be recovered from future taxable income. To the extent that recovery is not considered likely, the related tax benefits are not recognized.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets, net of valuation allowances, are realizable. The impact of different interpretations and applications could be material.

(vi)	Commercial production

The determination of timing on which a mining property enters into commercial production is a significant judgment since capitalization of development costs ceases and revenue recognition begins upon declaration of commercial production. As a mining property is constructed, development costs incurred are capitalized while pre-production costs and revenues are capitalized and accumulated into such development costs. Commercial production is declared once the mining property is available for its intended use on a commercial scale as defined by management. Revenue recognition and depletion of the mining property begins when commercial production has been achieved.

5.	Changes in accounting policies and recent accounting pronouncements

The following are future changes in accounting policies not yet effective as at December 31, 2017:

(i)	Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company completed assessing the impact of this standard and do not expect the Company’s consolidated financial statements to be significantly affected by IFRS 9.

(ii)	Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company completed assessing the impact of this standard and do not expect the Company’s consolidated financial statements to be significantly affected by IFRS 15.

(iii)	Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

6.	Trade and other receivables

	December 31,	December 31,
	2017	2016

Trade receivables	$3,779	$2,126
Value added taxes receivable	2,751	1,638
Other receivables	101	238
	$6,631	$4,002

7.	Inventories

	December 31,	December 31,
	2017	2016
Concentrates	$1,391	$1,266
Ore stockpiles	2,877	161
Spare parts and supplies	5,098	5,191
	$9,366	$6,618

The amount of inventories recognized as an expense during the year ended December 31, 2017 was $40.0 million (2016: $46.1 million). During the year ended December 31, 2017, the concentrates and ore stockpiles, and spare parts and supplies write-down to net realizable value included in cost of sales was $0.4 million and $0.3 million, respectively (2016: $1.0 million and $0.1 million, respectively).

8.	Property, plant and equipment

				Corporate
	Mining interests	Non-producing properties	Plant and equipment	office equipment	Total

Cost
Balance at January 1, 2016	$63,954	$75,746	$38,196	$161	$178,057
Asset additions	4,569	1,583	1,817	3	7,972
Change in decommissioning provision	(952)	61	-	-	(891)
Disposals	-	-	-	(83)	(83)
Balance at December 31, 2016	67,571	77,390	40,013	81	185,055
Asset additions	5,233	5,526	8,795	3	19,557
Property purchase option acquired	-	7,108	-	-	7,108
Change in decommissioning provision	(37)	38	-	-	1
Reclassification	31,595	(31,595)	-	-	-
Balance at December 31, 2017	$104,362	$58,467	$48,808	$84	$211,721

Accumulated depreciation
and depletion
Balance at January 1, 2016	$28,298	$50,502	$18,305	$77	$97,182
Depreciation/depletion for the year	3,112	-	4,261	15	7,388
Disposals	-	-	-	(63)	(63)
Balance at December 31, 2016	31,410	50,502	22,566	29	104,507
Depreciation/depletion for the year	3,438	-	3,261	10	6,709
Write-down of equipment	-	-	204	-	204
Balance at December 31, 2017	$34,848	$50,502	$26,031	$39	$111,420

Carrying value

at December 31, 2016	$36,161	$26,888	$17,447	$52	$80,548
at December 31, 2017	$69,514	$7,965	$22,777	$45	$100,301

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million to Santacruz plus an initial option payment of $2 million to Hochschild, plus applicable VAT, was paid with cash on hand by the Company in March while the final option payment of $8 million, plus applicable VAT, was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million plus applicable VAT was amended to become option payments of $0.5 million payable on January 1, 2018, $0.5 million payable on April 1, 2018, $1.0 million payable on July 1, 2018, with the remaining balance of $6.0 million payable on or before December 31, 2018.

Effective December 19, 2017, the San Rafael mine declared commercial production which the Company defined as operating at an average of 80% designed production capacity with saleable concentrate recoveries within 5% of its mining feasibility study over a two week period. The Company transferred $31.6 million in net book value from non- producing properties to mining interests, net of pre-commercial production revenue of $4.0 million and historical carrying value of $25.2 million.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. A write-down of $0.2 million related to the U.S. operations was recorded for the year ended December 31, 2017 as a result of writing down carrying amounts of equipment to recoverable amounts. No other impairment or impairment reversal indicators were identified for the year ended December 31, 2017.

The amount of borrowing costs capitalized as property, plant and equipment was $0.7 million during the year ended December 31, 2017 (2016: nil).

9.	Credit facilities

On August 7, 2013, the Company signed a credit agreement with Royal Capital Management Corp. as security agent, and certain lenders (the “RCM Credit Agreement”). The RCM Credit Agreement provided for the issuance of notes with an aggregate principal amount of $6.4 million ($8.5 million CAD) maturing in December 2017 at an interest rate of 12% per annum payable on a monthly basis. On March 30, 2017, the remaining principal portion of the RCM Credit Agreement of $5.6 million was repaid in full.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a lender (the “Subordinated Facility”) for principal amount of $1.0 million for a term of one year at an interest rate of 12% per annum payable on a monthly basis beginning on the sixth month following closing. On September 26, 2016, the remaining principal portion of the Subordinated Facility of $0.7 million was repaid in full.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the “New Credit Facility”) for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. On October 3, 2016, the principal portion for one lender of the New Credit Facility of $1.3 million was repaid in full. On February 10, 2017, the remaining principal portion for the other lender of New Credit Facility of $1.6 million was repaid in full on maturity.

10.	Pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Principal on the Pre-Payment Facility will be repaid beginning in January 2018 as an additional tonnage charge on shipments of concentrate with minimum annual principal repayments of $4.0 million during 2018, $5.5 million during 2019, and $5.5 million during 2020.

11.	Post-employment benefit obligations

The Company maintains two non-contributory defined benefit pension plans covering substantially all employees at its U.S. operating subsidiary, U.S. Silver – Idaho, Inc. One plan covers salaried employees and one plan covers hourly employees. Benefits for the salaried plan are based on salary and years of service. Hourly plan benefits are based on negotiated benefits and years of service. The Company’s funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. The expected average service life of the active plan participants as at December 31, 2017 is approximately 9 years.

The amounts recognized in the consolidated statements financial position are as follows:

	December 31,	December 31,
	2017	2016

Present value of funded obligations	$26,730	$23,910
Fair value of plan assets	18,112	15,794
Deficit of funded plans	$8,618	$8,116

The movements in the defined benefit obligations are as follows:

	December 31,	December 31,
	2017	2016

Obligations, beginning of year	$23,910	$24,495
Current service costs	774	781
Interest costs	999	1,057
Benefits paid	(901)	(830)
Actuarial loss (gain)	1,948	(1,593)
Obligations, end of year	$26,730	$23,910
The movements in the fair value of plan assets are as follows:
	December 31,	December 31,
	2017	2016
Assets, beginning of year	$15,794	$15,205
Return on assets	678	648
Actuarial gain	1,555	13
Employer contributions	986	758
Benefits paid	(901)	(830)
Assets, end of year	$18,112	$15,794

The amounts recognized in the consolidated statements of loss and comprehensive loss are as follows:
	December 31,	December 31,
	2017	2016
Current service costs and interest costs
included in cost of sales	$1,773	$1,838

The principal actuarial assumptions are as follows:

	December 31,	December 31,
	2017	2016

Discount rate (expense)	4.25%	4.25%
Discount rate (year end disclosures)	3.75%	4.25%
Future salary increases (salaried plan only)	5.00%	5.00%

A 1% decrease in discount rate would have resulted in approximately $4.4 million increase in the defined benefit obligation from $26.7 million to $31.1 million as at December 31, 2017 (2016: $3.8 million increase in the defined benefit obligation from $23.9 million to $27.7 million). A 1% increase in future salary increases would have resulted in approximately $0.1 million increase in the defined benefit obligation from $26.7 million to $26.8 million as at December 31, 2017 (2016: $0.1 million increase in the defined benefit obligation from $23.9 million to $24.0 million).

Plan assets are fully comprised of pooled or mutual funds. The expected return on plan assets at 4.3% (2016: 4.2%) is determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments is based on gross redemption yields as at the end of the reporting period. Expected returns on equity investments reflect long-term real rates of return in the market.

Expected contributions to pension benefit plans for the year ended December 31, 2018 are approximately $0.8 million.

For the year ended December 31, 2017, the actuarial losses charged to other comprehensive loss are $0.4 million (2016: actuarial gains of $1.6 million charged to other comprehensive income).

12.	Decommissioning provision

The decommissioning provision consists of land rehabilitation, demolition of buildings and mine facilities, and related costs. Although the ultimate amount of the decommissioning provision is uncertain, the fair value of these obligations is based on information currently available, including closure plans and the Company’s interpretation of current regulatory requirements.

Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into property, plant and equipment depending on the nature of the asset related to the obligation and amortized over the life of the related asset.

The decommissioning provision relates to reclamation and closure costs of the Company’s Cosalá Operations and Galena Complex. The decommissioning provision is estimated at an undiscounted amount of $5.6 million, over a period of 2 to 12 years, and discounted using a risk free rate varying from 2.3% to 7.6%.

	December 31,	December 31,
	2017	2016

Provisions, beginning of year	$3,829	$4,568
Decommissioning costs and change in estimates	(66)	(89)
Accretion on decommissioning provision	185	152
Provisions, end of year	$3,948	$3,829

13.	Share capital

On December 21, 2016 the Company completed a share consolidation of issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts have been adjusted retrospectively to reflect the share consolidation.

a.	Authorized

Authorized share capital consists of an unlimited number of common shares.

On June 9, 2016, the Company completed a private placement of 5,555,555 units at a price of $3.60 CAD per unit for total gross proceeds of $15.7 million. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 388,886 broker warrants were issued to the Company’s brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.

On June 14, 2016, the Company completed a private placement of 3,210,416 subscription receipts at a price of $3.60 CAD per subscription receipt for total gross proceeds of $9.0 million. The gross proceeds from subscription receipts were held in escrow pending the satisfaction of certain regulatory and shareholder approvals for the exchange of subscription receipts for units.

The Company received the necessary approvals on July 20, 2016 and completed the exchange of 3,210,416 subscription receipts for units in connection with the above private placement on June 14, 2016. Each unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years. As part of the private placement, 224,728 broker warrants were issued to the Company’s brokers where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

	December 31,	December 31,
	2017	2016
Issued
41,496,950 (2016: 39,540,384) common shares	$207,012	$202,191

b.	Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

December 31,			December 31,
2017			2016
Weighted			Weighted
average			average
exercise			exercise

	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD
Balance, beginning of year	1,771	$4.64	1,516	$9.50
Granted	1,058	3.86	808	2.09
Exercised	(261)	3.22	(93)	3.12
Expired	(252)	17.31	(460)	16.50
Balance, end of year	2,316	$3.06	1,771	$4.64

The following table summarizes information on stock options outstanding and exercisable as at December 31, 2017:
	Weighted
	average remaining		Weighted average		Weighted average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

2.00 to 3.00	0.78	1,163	$2.14	899	$2.17
3.01 to 4.00	2.07	1,050	3.85	350	3.85
4.01 to 5.00	1.75	25	4.59	14	4.63
5.01 to 6.00	0.41	78	5.65	78	5.65
		2,316	$3.06	1,341	$2.84
c. Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the year ended December 31, 2017 was $1.58 (2016: $1.08).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted- average assumptions:

	Year ended December 31,	Year ended December 31,
	2017	2016

Expected stock price volatility (1)	83%	83%
Risk free interest rate	0.87%	0.47%
Expected life	3 years	3 years
Expected forfeiture rate	4.18%	4.97%
Expected dividend yield	0%	0%
Share-based payments included in cost of sales	$-	$19
Share-based payments included in general and
administrative expenses	1,491	566
Total share-based payments	$1,491	$585

(1)   Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.	Warrants

The warrants that are issued and outstanding as at December 31, 2017 are as follows:

Number of warrants	Exercise price (CAD)	Issuance date	Expiry date
742,883	4.68	Jul 2016	Jun 14, 2021
224,728	4.20	Jul 2016	Jun 14, 2018
1,350,204	4.68	Jun 2016	Jun 9, 2021
388,886	4.20	Jun 2016	Jun 9, 2018
1,537,355	1.20	Feb 2016	Feb 10, 2019
307,777	1.20	Nov 2015	Nov 10, 2018
29,166	1.56	Aug 2015	Aug 26, 2018
190,906	3.00	Aug 2015	Aug 26, 2018
395,486	1.56	May 2015	May 27, 2018
5,167,391

The 388,886 warrants issued in June 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.

The 224,728 warrants issued in July 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.

e.	Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at December 31, 2017, 208,722 (2016: 351,856) restricted share units are outstanding at an aggregate value of $0.8 million (2016: $0.9 million).

f.	Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company are entitled to receive awards of deferred share units on a quarterly basis as payment for 20% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at December 31, 2017, 286,920 (2016: 240,313) deferred share units are issued and outstanding.

14.	Weighted average basic and diluted number of common shares outstanding

	Year ended December 31, 2017	Year ended December 31, 2016

Basic weighted average number of shares	40,194,660	34,526,435
Effect of dilutive stock options and warrants	-	-
Diluted weighted average number of shares	40,194,660	34,526,435

Diluted weighted average number of common shares for the year ended December 31, 2017 excludes 2,316,264 (2016: 1,770,765) anti-dilutive stock options and 5,167,391 (2016: 6,862,508) anti-dilutive warrants.

15.	Cost of sales

	Year ended December 31, 2017	Year ended December 31, 2016

Salaries and employee benefits	$22,314	$23,430
Raw materials and consumables	14,252	15,065
Utilities	3,902	4,113
Other costs	2,318	1,768
Changes in inventories	(2,748)	1,769
	$40,038	$46,145

16.	Corporate general and administrative expenses

	Year ended December 31, 2017	Year ended December 31, 2016

Salaries and employee benefits	$2,173	$2,153
Directors’ fees	269	251
Share-based payments	1,930	1,237
Professional fees	477	639
Office and general	1,802	1,075
	$6,651	$5,355

17.	Income taxes

The components of income tax expense (recovery) are as follows:

	Year ended December 31, 2017	Year ended December 31, 2016

Current income tax expense	$161	$-
Deferred income tax expense (recovery)	(588)	210
Income tax expense (recovery)	$(427)	$210

The Company’s effective rate of income tax differs from the statutory rate of 26.5% as follows:

	Year ended December 31, 2017	Year ended December 31, 2016

Tax recovery at statutory rates	$(1,032)	$(1,330)
Mexican mining royalty	199	210
Impact of foreign tax rates	18	215
Non-deductible expenses	535	1,477
Alternative minimum tax credits	(626)	-
Losses not recognized (recognized)	479	(362)
Income tax expense (recovery)	$(427)	$210

On December 22, 2017, the United States government enacted a tax reform with changes to reducing the corporate income tax rate from 35% to 21% and repealing the corporate alternative minimum tax effective January 1, 2018. The Company assessed the impact of the tax reform and recognized a deferred tax asset of $0.6 million as at December 31, 2017 with respect to recoverable alternative minimum tax credits. Impact of the tax reform may differ due to changes in interpretations and assumptions made along with guidance which may subsequently be issued.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:
	December 31,	December 31,
	2017	2016

Property, plant and equipment	$900	$972
Total deferred tax liabilities	900	972

Alternative minimum tax credits	626	-
Other	28	138
Total deferred tax assets	654	138
Net deferred tax liabilities	$246	$834

Deferred income taxes have not been recognized in respect of the following deductible temporary differences, as management does not consider their utilization to be probable for the foreseeable future:

	December 31, 2017	December 31, 2016

Property, plant and equipment	$4,890	$3,272
Mexican tax losses (expiring in 2018 - 2027)	42,843	52,702
Canadian tax losses (expiring in 2029 - 2037)	35,173	30,268
U.S. tax losses (expiring in 2020 - 2037)	32,070	29,764
Provisions and other	24,956	24,718
Deferred Mexican mining royalty	872	834
	$140,804	$141,558

18.	Related party transactions

Remuneration to directors and key management who have the authority and responsibility for planning, directing and continuing the activities of the Company:

	Year ended December 31, 2017	Year ended December 31, 2016

Salaries and benefits	$888	$860
Severance	-	75
Directors’ fees	269	251
Share-based payments	1,617	968

19.	Financial risk management

a.	Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)	Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of December 31, 2017, the Company’s exposure to credit risk with respect to trade receivables amounts to $3.8 million (December 31, 2016: $2.1 million). The Company believes credit risk for Mexican Value Added Taxes of $2.8 million (December 31, 2016: $1.6 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due and the Company has no allowance for doubtful accounts at December 31, 2017 and December 31, 2016.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

		December 31, 2017
	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Trade and other payables	$10,393	$10,393	$-	$-	$-
Pre-payment facility	15,000	4,000	11,000	-	-
Interest on pre-payment facility	1,601	856	745	-	-
Leases	1,438	290	563	540	45
Other long-term liabilities	564	-	95	-	469
	$28,996	$15,539	$12,403	$540	$514

(iii)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2)	Currency risk

As at December 31, 2017, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	December 31, 2017
	CAD	MXP
Cash and cash equivalents	$1,436	$1,681
Trade and other receivables	19	2,814
Trade and other payables	1,831	3,418

As at December 31, 2017, the CAD/USD and MXP/USD exchange rates were 1.25 and 19.74, respectively. The sensitivity of the Company’s net loss and comprehensive loss due to changes in the exchange rates as at December 31, 2017 is included in the following table:

	CAD/USD Exchange rate	MXP/USD Exchange rate
	+/- 10%	+/- 10%
Approximate impact on:
Net loss	$732 $	850
Other comprehensive loss	(93)	110

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at December 31, 2017, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and copper prices would affect trade receivables by approximately $0.4 million (2016: $0.2 million). The Company may use derivatives to manage its exposure to price risk.

b.	Fair values

The fair value of cash, restricted cash, trade and other payables, credit facilities and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

●
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

●
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

●	Available-for-sale investment: Investment in publicly quoted equity securities have been marked to market based on the trading price as at December 31, 2017.
●
Long-term investments: The fair value of long-term investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

●
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

●
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	December 31, 2017	December 31, 2016
Level 1 Cash and cash equivalents	$9,325	$24,055
Restricted cash	331	151
Available-for-sale investment	-	503
Long-term investments	4	28
Level 2
Trade and other receivables	6,631	4,002
Credit facilities	-	7,758
Pre-payment facility	15,000	-

20.	Segmented and geographic information, and major customers

a.	Segmented information

The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.	Geographic information

All revenues from sale of concentrates for year ended December 31, 2017 and 2016 were earned in Mexico and the United States. The following segmented information is presented as at and during the years ended December 31, 2017 and 2016.

		As at December 31, 2017				As at December 31, 2016
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Cash and cash equivalents	$5,963	$1,791	$1,571	$9,325	$1,875	$3,511	$18,669	$24,055
Trade and other receivables	4,901	1,711	19	6,631	2,855	1,106	41	4,002
Inventories	6,301	3,065	-	9,366	3,738	2,880	-	6,618
Prepaid expenses	346	305	218	869	840	353	192	1,385
Available-for-sale investment	-	-	-	-	-	-	503	503
Restricted cash	160	171	-	331	-	151	-	151
Long-term investments	-	-	4	4	-	-	28	28
Property, plant and equipment	59,686	40,570	45	100,301	42,474	38,022	52	80,548
Total assets	$77,357	$47,613	$1,857	$126,827	$51,782	$46,023	$19,485	$117,290

Trade and other payables	$5,893	$2,608	$1,892	$10,393	$4,144	$2,422	$2,161	$8,727
Other long-term liabilities	-	469	95	564	-	448	434	882
Credit facilities	-	-	-	-	-	-	7,758	7,758
Pre-payment facility	15,000	-	-	15,000	-	-	-	-
Post-employment benefit obligations	-	8,618	-	8,618	-	8,116	-	8,116
Decommissioning provision	1,904	2,044	-	3,948	1,834	1,995	-	3,829
Deferred tax liabilities (assets)	872	(626)	-	246	834	-	-	834
Total liabilities	$23,669	$13,113	$1,987	$38,769	$6,812	$12,981	$10,353	$30,146

		As at December 31, 2017				As at December 31, 2016
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Revenue	$21,512	$32,768	$-	$54,280	$23,322	$35,544	$-	$58,866
Cost of sales	(10,195)	(29,843)	-	(40,038)	(17,679)	(28,466)	-	(41,145)
Depletion and amortization	(3,247)	(3,452)	(10)	(6,709)	(3,534)	(3,839)	(15)	(7,388)
Care, maintenance and restructuring costs	(60)	(473)	(168)	(701)	(399)	(495)	(99)	(993)
Corporate general and administrative	-	-	(6,651)	(6,651)	-	-	(5,355)	(5,355)
Exploration costs	(2,407)	(319)	-	(2,726)	(690)	(991)	-	(1,681)
Accretion on decommissioning provision	(144)	(41)	-	(185)	(112)	(40)	-	(152)
Interest and financing income (expense)	(35)	-	(688)	(723)	2	-	(2,339)	(2,337)
Foreign exchange gain (loss)	(308)	-	83	(225)	384	-	(44)	340
Loss on disposal of assets	-	-	-	-	-	-	(20)	(20)
Loss on available-for-sale investment	-	-	(11)	(11)	-	-	-	-
Write-down of equipment	-	(204)	-	(204)	-	-	(132)	(132)
Income (loss) before income taxes	5,116	(1,564)	(7,445)	(3,893)	1,294	1,713	(8,004)	(4,997)
Income tax recovery (expense)	(219)	646	-	427	(210)	-	-	(210)
Net income (loss) for the year	$4,897	$(918)	$(7,445)	$(3,466)	$1,084	$1,713	$(8,004)	$(5,207)

c. Major customers

The Company sold concentrates to two customers during the year ended December 31, 2017 (2016: four customers), with each customer accounting for 60%, and 40% (2016: 59%, 31%, 9%, and 1%) of revenues, respectively.

21.	Capital management

Capital is defined as equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern and to maximize the value for its shareholders.

The Company’s activities have been funded so far through debt and equity financing based on cash needs, and through operations. The Company typically sells its shares by way of private placement. There were no changes in these objectives, policies and processes used to manage capital during the year.

The Company manages its capital structure and determines its capital requirements in light of the changing economic conditions and the risk characteristics of its assets. To reach its objectives the Company may have to maintain or adjust its capital structure by issuing new share capital or new debt.

At this stage of its development, it is the policy of the Company to preserve cash to fund its operations and not to pay dividends. As of December 31, 2017 and 2016, the Company is not subject to any externally imposed capital requirements.

The following summarizes the Company’s capital structure:

	December 31, 2017	December 31, 2016

Equity attributable to shareholders of the Company	$88,058	$87,144

22.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.0 million (MXP 196.8 million), of which $4.3 million (MXP 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $4.8 million (MXP 94.6 million) of their original reassessment. The remaining $5.2 million (MXP 102.2 million) consists of $4.3 million (MXP 84.4 million) related to transactions with certain suppliers and $0.9 million (MXP 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $0.9 million (MXP 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.3 million (MXP 84.4 million), if denied, would be offset by available tax losses. No amount has been recognized in the consolidated financial statements as the Company believes it is not likely that the reassessment will be upheld by the Tax Court. The Company filed an amparo lawsuit against the resolution and it waits for final resolution by the tax authorities currently under motion for review.

Corporate Information	Board of Directors & Senior Management

Annual General Meeting
Conference Rooms C and D
Ontario Bar Association
20 Toronto Street, Suite 300
Toronto, ON, M5C 2B8
Tuesday, May 15, 2018
10:00 a.m. (Toronto time)

Corporate Office
145 King Street West, Suite 2870
Toronto, Ontario, M5H 1J8
Email: info@americassilvercorp.com
www.americassilvercorp.com

Cosalá Operations
Carretera a Cosalá Km 1.1 Colonia Sierra
Mojada Cosalá, Sinaloa 80700

Galena Complex
1041 Lake Gulch Road, P.O. Box 440
Wallace, Idaho USA 83873
Auditors
PwC, LLP

Transfer Agent
Computershare Investor Services Inc.

Share Listings
Toronto Stock Exchange: USA
NYSE American: USAS

Issued & Outstanding Shares
41,391,449

Investor Relations
Andrea Totino
Email: atotino@americassilvercorp.com
 Tel: 416-848-9503
Board of Directors
Alex Davidson
Chairman of the Board
Compensation & Corporate Governance Committee Sustainability & Technical Committee
Peter Hawley
Sustainability & Technical Committee
Darren Blasutti
President & Chief Executive Officer
Alan R. Edwards
Sustainability & Technical Committee (Chair)
Bradley Kipp
Audit Committee (Chair)
Gordon Pridham
Audit Committee
Compensation & Corporate Governance Committee
Lorie Waisberg
Audit Committee
Compensation & Corporate Governance Committee (Chair)

Manuel Rivera
Director

Senior Management
Darren Blasutti
President & Chief Executive Officer
Warren Varga
Chief Financial Officer
Daren Dell
Chief Operating Officer
Peter McRae
Sr. Vice President, Corporate Affairs and Chief Legal Officer

Shawn Wilson
Vice President, Technical Services